As filed with the Securities and Exchange Commission on November 19, 1999

                                                Registration No. 333-90783
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                            Amendment No. 1 to
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                                 XIRCOM, INC.
            (Exact Name of Registrant as Specified in Its Charter)
                               ----------------

                    California                                           95-4221884
         (State or other jurisdiction of                              (I.R.S. Employer
          Incorporation or organization)                           Identification Number)

                          2300 Corporate Center Drive
                        Thousand Oaks, California 91320
                                (805) 376-9300
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                               ----------------
                              Steven F. DeGennaro
                            Chief Financial Officer
                                 Xircom, Inc.
                          2300 Corporate Center Drive
                        Thousand Oaks, California 91320
                                (805) 376-9300
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                               ----------------
                                  Copies to:

               Howard Zeprun, Esq.                                 Alan F. Denenberg, Esq.
        Wilson Sonsini Goodrich & Rosati,                            Shearman & Sterling
             Professional Corporation                                1550 El Camino Real
                650 Page Mill Road                                  Menlo Park, CA 94025
           Palo Alto, California 94304                                 (650) 330-2200
                  (650) 493-9300

                               ----------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.
                               ----------------
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

  The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED NOVEMBER 19, 1999

                                3,500,000 Shares

                         [LOGO OF XIRCOM APPEARS HERE]

                                  Common Stock

                                   --------

  We are selling 3,500,000 shares of common stock.

  Our common stock is listed on The Nasdaq National Market under the symbol "XIRC." On November 17, 1999, the last reported sale price of our common stock was $52.50 per share.

  The underwriters have an option to purchase a maximum of 525,000 additional shares to cover over-allotments of shares.

  Investing in the common stock involves risks. See "Risk Factors" on page 8.

                                                            Underwriting
                                               Price to    Discounts and   Proceeds to
                                                Public      Commissions    Xircom, Inc.
                                            -------------- -------------- --------------
Per Share..................................     $              $              $
Total......................................    $              $              $

  Delivery of the shares of common stock will be made on or about       , 1999.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

                         CIBC World Markets

                                                                       SG Cowen

                  The date of this prospectus is      , 1999.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   8
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Price Range of Common Stock..............................................  14
Capitalization...........................................................  15
Selected Financial Data..................................................  16
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  17

                                                                            Page
                                                                            ----
Description of Capital Stock...............................................  25
Underwriting...............................................................  26
Notice to Canadian Residents...............................................  28
Legal Matters..............................................................  29
Experts....................................................................  29
Additional Information ....................................................  29
Index to Supplemental Consolidated Financial Statements.................... F-1

                                 ------------

  You should rely only on information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                               PROSPECTUS SUMMARY

  You should read the following summary together with the more detailed information concerning our company and the common stock being sold in this offering and our financial statements and related material appearing in this prospectus and in the documents incorporated by reference in this prospectus. Because this is only a summary, you should read the rest of this prospectus, including the documents incorporated by reference in this prospectus, before you invest in our common stock. Read this entire prospectus carefully, especially the risks described under "Risk Factors." Unless otherwise stated, information in this prospectus assumes that the underwriters' over-allotment option to purchase an additional 525,000 shares of common stock is not exercised.

                                  XIRCOM, INC.

  We are a leading global provider of mobile networking and information access solutions for mobile professionals. Our products enable connectivity between notebook computers and handheld computer devices and corporate networks, the Internet and other online services from a wide variety of locations.

Our Market

  Competitive and productivity demands are requiring an ever larger number of professionals to maintain remote and mobile connectivity to their corporate databases, intranets, email and the Internet. This trend toward mobile computing has resulted in the increased use of notebook PCs and handheld computing devices both on the road and in the office. International Data Corporation ("IDC") estimates that the total remote and mobile computing workforce in the U.S., including work extenders, mobile professionals, telecommuters and mobile data collectors, will be 37.8 million people in 2000, increasing to 47.1 million in 2003. These industry trends are creating a strong demand for notebook computers. IDC further estimates that total annual worldwide notebook PC shipments will be 22.3 million units in 2000 and 31.2 million units in 2003.

  The principal device for portable computing connectivity is the PC Card, a credit card-sized electronic component that contains a modem, a local area network ("LAN") connection, or a combination of these, and can be inserted into a slot on a portable computer. IDC estimates that in the year 2000,
19.6 million PC Cards will be shipped worldwide. In addition, we believe there will be a significant market for connectivity devices smaller than PC Cards, for use with new generations of sub-notebook PCs and handheld computing devices.

Our Products

  We have consistently pioneered the development of new mobile networking technologies and products. In 1992, we were the first company to ship a LAN adapter in the PC Card form factor, compliant with the standards set by the Personal Computer Memory Card International Association (also known as PCMCIA Cards). We expanded our product offerings in 1994 to include the first combo LAN and modem PC Cards. We believe combo cards continue to represent the fastest growing segment of the PC Card market. In 1998, we introduced our RealPort family of Integrated PC Cards, which eliminate the need for pop-out jacks and external cables. In 1999, we introduced Universal Serial Bus ("USB") port expansion systems, both through our own internal product offering introduced in August 1999 and through our acquisition of Entrega Technologies, Inc. ("Entrega") in October 1999. Through our acquisition in September 1999 of the Rex personal information manager product line from Franklin Electronic Publishers, we have also entered the market for sub-handheld information accessories.

  Our products, which are recognized for innovative technology, high reliability and broad compatibility, currently include:

  . PC Cards and Integrated PC Cards. Our PC Cards and Integrated PC Cards enable LAN, modem or combination LAN and modem connectivity for portable PCs. Our line of RealPort Integrated PC Cards features a patented connection point consisting of a built-in, standard connector, eliminating the need for pop-out jacks and external cables, which are often broken or lost.

  . Mini PCI Cards. Our Mini PCI Cards provide to OEMs a flexible and low-cost means to add internal communication functionality to notebook and sub-notebook computers and handheld computing devices.

  . Handheld Connectivity Cards. We have recently introduced a line of LAN and modem connectivity cards for handheld information appliances, including our CompactCards for Windows CE devices.

  . USB Port Expansion Systems. Our recently introduced PortGear and
    PortStation products are USB port expansion systems that provide peripheral-to-PC connectivity, including modem, LAN and Ethernet connectivity. Our PortStation products consist of mix-and-match modular connectivity ports that can be individually configured and snapped together, connecting to a single USB port on the host PC. PortStation products are targeted for the enterprise market. PortGear products are USB connection devices targeted for value-focused OEM and consumer markets.

  . Wearable Information Accessories. Our Rex line of sub-handheld information accessories provides convenient mobile information access by combining a personal organizer into a PC Card.

  Our technological leadership and innovative product designs are reflected in the numerous industry awards our products have received. These include:

  . RealPort Ethernet 10/100+Modem 56: Notebook & Organizer "Best PC Card
    Modem 1999"

  . RealPort CardBus Ethernet 10/100+Modem 56: PC Computing "1998 MVP Award"
    Hardware, PC Card Network Adapter

  . CreditCard Ethernet 10/100+Modem 56: PC Computing "1997 MVP Winner"

  . CreditCard Ethernet Adapter 10/100: Network Computing 1996 Editor's
    Choice

  . CreditCard Ethernet+Modem: PC Magazine 1995 Technical Excellence Award--
    Networking Hardware category

  We sell our products primarily through domestic and international distributors. Domestic distributors include Ingram Micro Inc., Tech Data Corporation and Merisel, Inc., and reseller organizations such as MicroAge, Inc. and Inacom Corp. International distributors include Tech-Pacific Ltd., LANDIS and C2000/Tech Data and international resellers such as Computacenter Ltd. We also sell our products to a number of large OEM customers, such as Compaq Computer Corporation, Dell Computer Corporation, Gateway Inc., International Business Machines, Intel Corporation and Toshiba Corporation. U.S. enterprise customers standardized on our products include Wal-Mart Stores, Inc., AT&T Corp., Bell Atlantic Corporation, Lucent Technologies, Inc., The Walt Disney Company, Bank One Corporation, Pfizer Inc., McDonald's Corporation and the Federal Reserve Board. Examples of customers standardized globally on our products include Oracle Corporation, PricewaterhouseCoopers LLP, Cisco Systems Inc., McKinsey & Company Inc., Microsoft Corporation, DaimlerChrysler AG, Hewlett-Packard Company, Volvo AB, Novartis AG and BP Amoco Plc.

  We intend to continue to develop our existing product offerings to support leading edge connectivity standards. We expect customers for our PC Card and port expansion system products to continue to demand higher speeds and bandwidth. We are focusing our development efforts on new versions of Integrated PC Card and PC Card LAN adapters, modem-only cards, multifunction cards and port expansion systems. Such new versions may combine LAN, modem, ISDN, digital subscriber line, cable modem, local and/or wide area wireless communications, and home networking technologies. We also plan to introduce an enterprise version of the Xircom Rex wearable information accessory that combines its current information management capabilities with two-factor authentication technology to offer an integrated user authentication solution for corporate networks.

  We also intend to continue to develop new product lines to complement our existing product offerings and capitalize on opportunities created by advancements in notebook PC and handheld computer technology. For example, the Palm-based Visor handheld computer, launched by Handspring, Inc. in September 1999, includes an external expansion slot that accepts devices referred to as "Springboard Modules." The Springboard external expansion slot is the first attempt to create a standardized expansion slot for Palm-based handheld devices, and could become the de-facto standard. We are developing products based on this Springboard standard for the Palm segment, to complement our handheld connectivity products to support handheld computers using the Windows CE operating system.

Recent Developments

  We recently completed two acquisitions, enhancing our leading position in the mobile networking market. On September 27, 1999, we completed the acquisition of certain assets of the Rex product line, including intellectual property, inventory and fixed assets, from Franklin Electronic Publishers for $13.25 million in cash. The Rex product line allows us to enter the wearable information accessory market. These products, which will be marketed under the Xircom Rex brand name, are expected to be offered through leading retail channels as well as our worldwide distributor network. On October 1, 1999, we completed the acquisition of Entrega, a leader in the consumer USB port expansion market. Entrega's products will be marketed as Xircom PortGear products and are expected to be offered worldwide through mass merchandise, retail and OEM channels. We expect from time to time to continue to evaluate the acquisition of additional businesses, products and technologies.

  We were incorporated in 1988 in California. Our principal executive offices are located at 2300 Corporate Center Drive, Thousand Oaks, California 91320. Our telephone number is (805) 376-9300.

                                  The Offering

 Common Stock Offered........................ 3,500,000 shares
 Common Stock Outstanding after this
  Offering................................... 28,453,217
 Use of Proceeds............................. General corporate purposes and potentially for acquisition
                                              opportunities that may arise in
                                              the future. See "Use of
                                              Proceeds."
 Nasdaq National Market Symbol............... XIRC

                             Summary Financial Data

  The following summary consolidated financial data gives retroactive effect to our acquisition of Entrega on October 1, 1999. The acquisition was accounted for as a pooling-of-interests.

                                          Year Ended September 30,
                                ----------------------------------------------
                                  1995      1996     1997      1998     1999
                                --------  -------- --------  -------- --------
                                   (in thousands, except per share data)
Statement of Operations Data:
Net sales...................... $119,528  $166,757 $184,575  $276,947 $424,436
Gross profit...................   40,480    59,320   58,275    97,570  181,188
In-process research and
 development and other
 nonrecurring charges(1).......    5,745     1,505    2,163       --     4,596
Operating income (loss) from
 continuing operations.........  (22,467)    9,012   (7,958)   19,515   49,544
Income (loss) from continuing
 operations(1).................  (15,032)    5,168   (3,349)   15,854   34,605
Discontinued operations:
  Operating income (loss) net
   of income taxes.............  (43,772)      784     (226)      --       --
  Loss on disposal, net of
   income taxes................      --        --    (6,275)      --       --
Net income (loss).............. $(58,804) $  5,952 $ (9,850) $ 15,854 $ 34,605
Diluted earnings (loss) per
 share(1):
  Continuing operations........ $  (0.88) $   0.26 $  (0.16) $   0.68 $   1.35
  Net income (loss)............ $  (3.44) $   0.30 $  (0.46) $   0.68 $   1.35

Balance Sheet Data:
Working capital................ $ 25,909  $ 34,711 $ 95,501  $116,062 $135,480
Total assets................... $ 85,649  $107,201 $147,930  $197,935 $275,496
Long-term obligations, net of
 current portion............... $    597  $  1,860 $    --   $    --  $    --
Shareholders' equity........... $ 53,095  $ 65,603 $113,427  $134,751 $174,920

--------
(1) Fiscal 1999 includes $4,596 ($3,309 net of tax benefit) or $0.13 per share for write-off of in-process research and development and other nonrecurring charges. Fiscal 1997 includes $2,163 ($1,514 net of tax benefit) or $0.07 per share for write-off of in-process research and development. Fiscal 1996 includes $1,505 ($1,023 net of tax benefit) or $0.05 per share for loss on sale of Netwave product line. Fiscal 1995 includes $5,745 ($3,561 net of tax benefit) or $0.21 per share for other nonrecurring charges.

                                  RISK FACTORS

  We face the risk of being unable to remain competitive in the mobile information access industry.

  Companies in the PC, desktop LAN adapter and modem industries with greater name recognition and greater financial resources than us have a significant presence in the PC Card adapter market, including, in particular, 3Com. As a result, we have faced significant competition in our industry. Actions by our competitors which continue to influence this competitive environment include price reductions, new product introductions, promotional efforts, and changes in the level of channel inventory. We expect competition to remain intense and as a result, we may lose some of our business to our competitors. Further, we believe that the market for our products will continue to be price competitive and thus we could continue to experience lower selling prices, lower gross profit margins and reduced profitability levels for such products than in the past.

  We face the risk of being unable to compete if our manufacturing facility becomes unable to produce our products efficiently.

  Our manufacturing facility, located in Malaysia, produces all of our PC Card adapter products. We may be unable to achieve significant additional efficiencies from this facility. If we are unable to achieve additional cost reductions through increased production or manufacturing efficiencies we may be unable to keep pace with our competitors' cost or price reductions to an extent necessary to maintain or increase our market share without adversely affecting gross profit margins. In addition, interruptions in the supply of products could occur if we are unable to accurately forecast demand levels or react sufficiently rapidly to changes. This in turn could adversely affect future sales. We also face risks associated with maintaining production facilities overseas, including management of a distant and remote manufacturing facility, currency fluctuations and potential instability in the local country. This is particularly of concern to us in light of recent economic and political uncertainty in Malaysia and in Asia generally.

  We face the risk of declining margins resulting from changes in the mix of products we sell and in the types of customers to whom we sell.

  Certain of our products have lower gross profit margins than others. As a result, changes in our product mix could result in variations in overall gross profit margin. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the relative margins of our different products. In addition, shipments to our OEM customers generally result in lower average selling prices and gross profit margins than sales made through our distribution partners. Furthermore, the increased percentage of revenue from OEM customers during fiscal 1999 as compared to fiscal 1998 has resulted in an increased concentration in our customer base. With this increased customer concentration, we have increased our dependency on a more limited number of customers at lower average selling prices and gross profit margins than sales made through our distribution partners. These trends may continue, as we anticipate a continuing increase in OEM revenues as a percentage of sales.

  We face certain risks as a result of our international sales and manufacturing activities.

  Our sales may be subject to government controls and other risks such as:

  .  Federal restrictions on export;
  .  Export licenses;
  .  Trade restrictions;
  .  Changes in tariff and freight rates;
  .  Currency fluctuations; and
  .  Political instability.

As a result of recent and potential factors such as currency fluctuations and economic instability impacting international markets, we could encounter difficulties in accessing new and existing international markets or experience increased credit risks. Such credit risks could include insolvency of customers or other impairments of customers' ability to repay amounts owed to us. These credit risks could also include insolvency of vendors or other impairments of vendors' ability to supply materials to us.

  Foreign currency fluctuations could adversely affect our results.

  We do all our manufacturing at our facility in Malaysia and our European sales headquarters is located in Belgium. As a result, a significant portion of our operating expenses are currently denominated in the Malaysian ringgit and the Belgian franc. The majority of our international sales have been denominated in U.S. dollars in 1999 and prior fiscal years. However, beginning with fiscal year 2000, we expect that the majority of our international sales will be denominated in the Euro. We do not engage in foreign currency hedging transactions, although we do mitigate our operating expense exposure to some extent by purchasing in advance a portion of the currency expected to be needed for overseas operating expenses. Accordingly, our results of operations could be adversely affected as a result of foreign currency fluctuations. In particular, in September 1998, the Malaysian government fixed the exchange rate of the Malaysian currency at 3.8 ringgits per U.S. dollar. Any potential reversion to a floating exchange rate could have an adverse effect on our results of operations.

  We face the risk of incurring unnecessary expenses if we are unable to accurately predict sales of our products.

  We generally ship products within one to four weeks after receipt of orders. Therefore, our sales backlog is typically minimal. Accordingly, our expectations of future net sales are based largely on our own estimates of future demand and not on firm customer orders. If our net sales do not meet expectations, profitability would be adversely affected, as we may not be able to reduce expenses at the same pace in the near term.

  We face the risk of a reduction in our sales if we are unable to respond quickly to changes in demand for our products.

  Our net sales can be affected by changes in the quantity of products that our distributor and OEM customers maintain in their inventories. Due to steps we took beginning in the fourth quarter of fiscal 1997, we believe that our distribution partners carry relatively low quantities of our inventory compared to our competitors'. We also have taken steps, beginning in the second quarter of fiscal 1999, to reduce the levels of inventory maintained by our OEM customers. We believe that these actions enable us to react more quickly to changes in market demand. However, we may also be more directly and more rapidly affected by changes in the market, including the impact of any slowdown or rapid increase in end user demand. Despite our efforts to reduce channel inventory exposure, distribution partners and OEM customers may still choose to reduce their inventories below current levels, which could cause a reduction in our net sales.

  We face the risk of being unable to compete if we are not able to develop new products in a timely manner.

  Our continued success is dependent on our ability to continue to introduce new products with advanced features, functionality and solutions that our customers demand. We may not be able to continue to introduce new products on a timely basis that are accepted by the market, or that sell through to end users in quantities sufficient to make the products viable for the long-term. Sales of our new products may negatively impact sales of existing products. In addition, we may have difficulty establishing our products' presence in markets where we do not currently have significant brand recognition.

  We face the risk of being unable to manufacture our products because we are dependent on a limited number of qualified suppliers for our components.

  Because of frequent technology changes and rapid industry growth, the cost and availability of components used to manufacture our products may fluctuate. Because some components, including custom chipsets, are available from sole suppliers, we risk having an inadequate supply of components due to a number of factors, including:

  .  Supplier manufacturing constraints;
  .  Excess of demand versus supply;
  . National political or economic changes; and . Other risks not within our control.

Although we have not experienced any significant parts shortages over the past year, many components we use require long-lead purchase orders thereby limiting our flexibility to change order quantities in the event of changes in demand. Any supply source interruptions, limitations on availability, or inability to develop alternative sources as needed could adversely affect our ability to deliver products and, in turn, our future earnings.

  We face the risk that rapid technological changes and short product life cycles in our industry could harm our business.

  Rapid technological change and short product life cycles characterize the industry in which we operate. The industry includes competitors with greater financial and technical resources than us, including, in particular, 3Com. While we have historically been successful in developing or integrating leading technology into our products, ongoing investment in research and development is required for us to maintain our technological position. We may need to increase the rate of such investment depending on competitive factors, and we may not be able to innovate as quickly as our competitors.

  If networking capability is included in extension modules to PCs or in the PC itself, it could result in a reduction in the demand for add-on networking devices. In addition, while we believe our Realport connection port is a competitive strength, as computing devices become ever smaller, connectivity device form factors may become too small to permit use of the Realport connector. Our operating results and ability to retain our market share are also dependent on continued growth in the underlying markets for notebook networking products, and notebook computers, and the notebook-to-network connection rate.

  We face the risk that we could become involved in intellectual property disputes and may be unable to enforce our intellectual property rights.

  We may not be able to protect our intellectual property adequately through patent, copyright, trademark and other protection. For example, patents issued to us may not be upheld as valid if litigation over the patent were initiated. If we are unable to protect our intellectual property adequately, it could allow competitors to duplicate our technology or may otherwise limit any competitive technological advantage we may have. Because of the rapid pace of technological change in the communications industry we believe our success is likely to depend more upon continued innovation, technical expertise, marketing skills and customer support and service rather than upon legal protection of our proprietary rights. However, we will aggressively assert our intellectual property rights when necessary.

  With the proliferation of new products and rapidly changing technology in the mobile information access market, there has been a significant volume of patents or similar intellectual property rights held by third parties. Given the nature of our products and development efforts, there are risks that claims associated with such patents or intellectual property rights could be asserted against us by third parties. These risks include the cost of licensing or designing around a given technology. If a claimant refuses to offer such a license on terms acceptable to us, there is a risk of incurring substantial litigation or settlement costs regardless of the merits of the allegations. In the event of litigation, if we do not prevail we may be required to pay significant damages and/or to cease sales and production of infringing products.

  We currently use software licensed from third parties in certain of our Combo, modem-only and Token Ring products. Our operating results could be adversely affected by a number of factors relating to this third-party software, including:

  . Failure by a licensor to accurately develop, timely introduce, promote or support the software;
  . Delays in shipment of our products;
  . Excess customer support or product return costs experienced by us due to errors in licensed software; or
  . Termination of our relationship with such licensors.

  We face the risk of being unable to attract and retain qualified managerial and other skilled personnel.

  Our continued success depends, in part, on our ability to identify, attract, motivate and retain qualified managerial, technical and sales personnel. Because our future success is dependent on our ability to manage effectively the enhancement and introduction of existing and new products and the marketing of such products, we are particularly dependent on our ability to identify, attract, motivate and retain qualified managers, engineers and salespersons. The loss of the services of a significant number of our engineers or sales people or one or more of our senior officers or managers could be disruptive to our development efforts or business relationships and could seriously harm our business.

  We face the risk of being unable to integrate effectively businesses or assets that we acquire.

  The recent acquisition of Entrega and certain assets of the Rex product line, including intellectual property, inventory and fixed assets, from Franklin Electronic Publishers must be integrated with our existing business structure. If we fail to integrate Entrega and the Rex assets within our business effectively or fail to do so with acquisitions that we have made in the past or may make in the future, we may face disruptions to our business activities and our business may be seriously harmed.

  We face the risk of being unable to renew our tax holiday status in Malaysia.

  We have received tax holiday status on our manufacturing operations in Malaysia. Under this tax holiday, the earnings of our manufacturing subsidiary are not taxable in Malaysia. This tax holiday expires in 2000, and we cannot be assured that we will be able to renew or extend this tax holiday.

  We face the risk of continued high volatility in our stock price.

  The market price of our common stock has been, and may continue to be, subject to a high degree of volatility. Numerous factors relating to us or our competitors may have a significant impact on the market price of our common stock, including:

  . General conditions in the networking and computer industries;
  . Product pricing;
  . New products;
  . Market growth forecasts;
  . Technological innovations;
  . Acquisitions; and
  . Announcements of quarterly operating results.

In addition, stock markets have experienced extreme price volatility and broad market fluctuations in recent years. This volatility has had a substantial effect on the market price of securities issued by many high technology companies, including ours, in many cases for reasons unrelated to the operating performance of the specific companies. Our common stock has experienced volatility not necessarily related to announcements of our performance.

  We face the risk that Year 2000 compliance issues could harm our business.

  The Year 2000 issue is the result of computer programs and hardware using two digits rather than four to define the applicable year. Such computer programs and hardware may have date-sensitive software or embedded chips that always assume the century is "19". This could cause miscalculations or failure in our affected information systems and/or manufacturing equipment. Such system miscalculations or failure could disrupt our business operations by, for example, causing a temporary inability to process transactions or engage in our normal business activities. Such disruptions may also occur if our key suppliers or customers experience disruptions in their ability to transact with us due to Year 2000 issues.

Products

  We have reviewed and tested our PC Card, PortStation port expansion system, and Rex products and believe they do not present any Year 2000 issues. Products associated with the Entrega acquisition had been tested independently by Entrega prior to our acquisition. Pursuant to that testing, Entrega had issued its own statement on Year 2000 readiness of its products, in which Entrega noted that its products were found to be fully Year 2000 compliant. In addition, as part of our acquisition of the Rex product line, we have, where applicable, secured representations, warranties, and/or certifications of Year 2000 compliance from key suppliers of operating software contained in such products, and from parties selling products to us for our resale. We do not believe any of our products will present any Year 2000 issues. All of our products are used primarily as accessories to, and operate in dependence upon, related systems. The related systems may themselves contain or demonstrate Year 2000 issues. We do not believe that any such Year 2000 issues in such systems are or may be attributable to our products.

Internal IT and Non-IT Systems

  In relation to our internal systems, our plan to manage the Year 2000 issue has involved four phases: inventory/assessment, remediation, testing, and contingency planning.

  During late fiscal 1998 through early fiscal 1999, we performed our inventory/assessment phase which analyzed the major information systems that could be significantly affected by the Year 2000 issue and we engaged personnel and resources to resolve potential issues. Through this initial analysis, we concluded that the Year 2000 issue could be mitigated with respect to our internal information systems and manufacturing equipment with modifications or replacements of certain existing software and hardware where necessary or advisable. Based on our analysis, we determined that we would be required to modify or replace certain portions of our internal hardware and software so that those systems would properly use dates beyond December 31, 1999.

  Our inventory/assessment plan for both information technology ("IT") and non-IT systems is essentially completed. As part of the inventory/assessment phase, we initiated communications to create awareness, both internally and externally, of the need to identify Year 2000 issues and the risks the issues create. We have collected and analyzed inventories of systems, equipment, and processes from our global locations. Based on our inventory/assessment phase, most of our significant systems were determined to be Year 2000 compliant. The inventory/assessment indicated, however, that our customer interaction system could be affected. This system was successfully replaced with a Year 2000 compliant system in May 1999 as part of the remediation phase of our project noted below.

  The remediation phase involves reprogramming or replacing inventoried items. We have completed the remediation phase with respect to our internal systems' (IT and non-IT) Year 2000 exposure. Remediation of all systems classified as "mission critical" was completed by March 31, 1999 and remediation of all systems classified as "priority" was completed by June 30, 1999. Remediation of the remaining systems, classified as "low impact", was completed by September 30, 1999.

  The testing phase included defining test plans, establishing appropriate test environments, developing test cases, performing testing with appropriate personnel, and certifying/documenting the results. The certification process entailed having applicable in-house subject matter experts (i.e. functional managers) review test results, including computer screens and printouts, against pre-established criteria to ensure system(s) compliance. Additionally, in relation to equipment used in our manufacturing lines, we engaged qualified personnel from the applicable equipment manufacturer to perform run time on-site testing in our manufacturing facility of the given manufacturer's equipment. Services performed by such equipment manufacturer personnel included installation of any applicable patches, upgrades, or other modifications, if any, as necessary to ensure full Year 2000 compliance on the applicable manufacturer's equipment. As of September 30, 1999, our testing phase was substantially completed.

  We are developing a contingency plan for organizing responses in case of shutdown of certain of our critical applications due to Year 2000 issues. This contingency plan involves, among other things, IT and non-IT systems and external systems. In addition, we have initiated plans to secure certain contingent levels of key materials and components for stocking purposes near the end of calendar year 1999. These efforts are intended to provide for any unanticipated disruption in the supply chain affecting suppliers of designated critical components. We believe that the most likely worst case of a Year 2000-related failure within systems we manage, given our state of readiness today, would be a temporary (i.e. recoverable and correctable) loss of 10% of our internal IT capability with no material impact on our ability to conduct normal revenue-generating operations.

External relationships

  Our global operations rely heavily on the infrastructures within the countries in which they do business. The Year 2000 readiness within infrastructure suppliers (utilities, government agencies, and shipping organizations) will be crucial to our ability to avoid disruption of operations.

  We have queried our significant suppliers regarding their Year 2000 readiness. To date, we are not aware of any such significant supplier with a Year 2000 issue that would materially affect our operating results. While we have no means of ensuring that all of our significant suppliers will be Year 2000 ready, we performed secondary evaluations, of our most critical suppliers including site visits where deemed necessary, and found no Year 2000 issues that we believe would lead to an interruption of our manufacturing schedules. We could be materially impacted if our significant suppliers are unable to resolve their Year 2000 issues in a timely fashion. The adverse effect on us of non-compliance by these parties could adversely affect us.

Costs

  We have used both internal and external resources to replace, test and implement IT and non-IT systems needing Year 2000 modifications. The total cost of the Year 2000 project has been approximately $1.4 million and was funded by cash flows from operations. Of the amounts incurred, approximately $660,000 was expensed and $702,000 was capitalized for new software. As our Year 2000 efforts are substantially complete, we do not expect to incur significant future costs related to this project.

                                USE OF PROCEEDS

  The net proceeds from the sale of securities offered by this prospectus will be used for general corporate purposes, including capital expenditures. We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may be used. Pending such uses, we will invest the net proceeds in interest-bearing securities.

                                DIVIDEND POLICY

  We have never declared or paid any cash dividend on the corporation's capital stock and do not anticipate paying any cash dividends on such stock in the foreseeable future. We currently intend to retain future earnings, if any, for use in our business.

                          PRICE RANGE OF COMMON STOCK

  The following table presents the high and low closing stock price for Xircom's Common Stock as quoted on The Nasdaq National Market for fiscal years 1998 and 1999 and fiscal year 2000 to date.

                                                               High       Low
   Fiscal 2000                                               --------- ---------
     October 1 to November 17, 1999......................... $55 1/2   $43 1/4

   Fiscal 1999
     July 1 to September 30................................. $47 7/16  $30 7/32
     April 1 to June 30..................................... $30 1/16  $18 13/16
     January 1 to March 31.................................. $45 1/4   $23 15/16
     October 1 to December 31, 1998......................... $35 17/32 $17 1/2

   Fiscal 1998
     July 1 to September 30................................. $27 1/16  $14 3/4
     April 1 to June 30..................................... $17 5/16  $13 3/8
     January 1 to March 31.................................. $14 1/4   $ 9 9/16
     October 1 to December 31, 1997......................... $12 3/8   $ 9

                                 CAPITALIZATION

  The table below sets forth the following information:

  . our capitalization as of September 30, 1999, after giving retroactive effect to the acquisition of Entrega consummated on October 1, 1999, accounted for using the pooling-of-interests accounting method; and

  . our capitalization as adjusted to give effect to (i) our repayment on October 1, 1999 of Entrega's indebtedness of $9.138 million in part by cash and in part in shares, and (ii) the sale of the 3,500,000 shares of common stock we are offering hereby at an assumed initial offering price of $52.50 per share after deducting underwriter's discounts and commissions and estimated offering expenses.

                                                           September 30, 1999
                                                         ------------------------
                                                          Actual    As Adjusted
                                                         ---------- -------------
                                                         (in thousands, except
                                                           share information)
Cash and cash equivalents............................... $  135,630   $ 304,655

Notes payable...........................................      9,138         --
Shareholders' equity:
  Preferred Stock, 2,000,000 shares authorized, none
   issued...............................................
  Common Stock, $.001 par value, 50,000,000 shares
   authorized; 24,563,614 shares outstanding at
   September 30, 1999, 28,171,685 shares outstanding as
   adjusted(1)..........................................         24          28
  Paid-in capital.......................................    151,925     330,084
  Retained earnings.....................................     22,971      22,971
                                                         ----------  ----------
    Total shareholders' equity..........................    174,920     353,083
                                                         ----------  ----------
    Total capitalization................................ $  184,058  $  353,083
                                                         ==========  ==========

--------
(1) Excludes 4,537,062 shares issuable upon exercise of outstanding stock options as of September 30, 1999 (which number includes shares issuable upon exercise of assumed Entrega options), and excludes 34,327 shares issued to Entrega's financial advisors upon the closing of the Entrega transaction.

                            SELECTED FINANCIAL DATA

  The following table presents selected balance sheet and statement of operations data as of and for the fiscal years ended September 30, 1995 through 1999. This data gives retroactive effect to our acquisition of Entrega on October 1, 1999. The acquisition was accounted for as a pooling-of-interests.

                                   1995      1996      1997      1998     1999
                                 --------  --------  --------  -------- --------
                                   (in thousands, except per share amounts)
Statement of Operations Data:
Net sales......................  $119,528  $166,757  $184,575  $276,947 $424,436
Cost of sales..................    79,048   107,437   126,300   179,377  243,248
                                 --------  --------  --------  -------- --------
Gross profit...................    40,480    59,320    58,275    97,570  181,188
Operating Expenses:
  Research and development
   expenses....................    13,085     9,537    12,799    16,599   24,557
  Sales and marketing
   expenses....................    37,086    32,723    43,012    50,699   87,348
  General and administrative
   expenses....................     7,031     6,543     8,259    10,757   15,143
  In-process research and
   development and other
   nonrecurring charges(1).....     5,745     1,505     2,163       --     4,596
                                 --------  --------  --------  -------- --------
Operating income (loss) from
 continuing operations.........   (22,467)    9,012    (7,958)   19,515   49,544
Other income (expense), net....       435    (1,338)    3,172     4,191    1,785
                                 --------  --------  --------  -------- --------
Income (loss) from continuing
 operations before income
 taxes.........................   (22,032)    7,674    (4,786)   23,706   51,329
Income tax provision
 (benefit).....................    (7,000)    2,506    (1,437)    7,852   16,724
                                 --------  --------  --------  -------- --------
Income (loss) from continuing
 operations(1).................   (15,032)    5,168    (3,349)   15,854   34,605
Discontinued operations:
Operating income (loss), net of
 income taxes..................   (43,772)      784      (226)      --       --
Loss on disposal, net of income
 taxes.........................       --        --     (6,275)      --       --
                                 --------  --------  --------  -------- --------
Net income (loss)(1)...........  $(58,804) $  5,952  $ (9,850) $ 15,854 $ 34,605
                                 ========  ========  ========  ======== ========
Diluted earnings (loss) per
 share(1):
  Continuing operations........  $  (0.88) $   0.26  $  (0.16) $   0.68 $   1.35
  Net income (loss)............  $  (3.44) $   0.30  $  (0.46) $   0.68 $   1.35
Balance Sheet Data:
Working capital................  $ 25,909  $ 34,711  $ 95,501  $116,062 $135,480
Total assets...................  $ 85,649  $107,201  $147,930  $197,935 $275,496
Long-term obligations, net of
 current portion...............  $    597  $  1,860  $    --   $    --  $    --
Shareholders' equity...........  $ 53,095  $ 65,603  $113,427  $134,751 $174,920

--------
(1) Fiscal 1999 includes $4,596 ($3,309 net of tax benefit) or $0.13 per share for write-off of in-process research and development and other nonrecurring charges. Fiscal 1997 includes $2,163 ($1,514 net of tax benefit) or $0.07 per share for write-off of in-process research and development. Fiscal 1996 includes $1,505 ($1,023 net of tax benefit) or $0.05 per share for loss on sale of Netwave product line. Fiscal 1995 includes $5,745 ($3,561 net of tax benefit) or $0.21 per share for other nonrecurring charges.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This discussion contains trend analysis and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the trend analysis and other forward-looking statements contained herein, as a result of the risk factors set forth below and other cautionary language contained elsewhere in this prospectus.

Overview

  We are a leading global provider of mobile networking and information access solutions for mobile professionals. Our products enable connectivity between notebook and handheld computer devices and corporate networks, the Internet and other online services from a wide variety of locations.

  We were incorporated in 1988 and shipped our first product in 1989. In 1992, we were the first company in the industry to ship a LAN adapter in the PC Card form factor, compliant with the standards set by the Personal Computer Memory Card International Association (also known as PCMCIA Cards). We expanded our product offerings in 1994 to include the first combo LAN and modem PC Cards. We believe combo cards continue to represent the fastest growing segment of the PC Card market. In 1998, we introduced our RealPort family of Integrated PC Cards, which eliminates the need for pop-out jacks and external cables. During February 1999, we began shipping 56K modems in the MiniPCI form factor, providing OEMs a flexible and low cost configuration alternative for communications functionality in notebook computers and handheld PCs. During June 1999, we began shipping our first products for handheld computers--the CompactCard line for Windows CE machines. In 1999, we entered the USB port expansion market with the introduction of our PortStation port expansion system products, a line of configurable products designed to offer a broad set of access and port expansion capabilities to both enterprise and small office/home office users through a single USB connection to a PC.

  We recently completed two acquisitions intended to expand our product offerings and enhance our leading position in the mobile networking market. On September 27, 1999, we completed the acquisition of certain assets of the Rex product line, including intellectual property, inventory and fixed assets, from Franklin Electronic Publishers. The Rex line of portable information devices allows customers to access personal data at any location. On October 1, 1999, we completed the acquisition of Entrega, a leader in the USB port expansion market. Entrega provides standardized devices for peripheral-to-PC connectivity, including USB hubs, port converters and cables for PC and Macintosh platforms. We expect from time to time to continue to evaluate the acquisition of additional businesses, products and technologies.

  Our net sales consist primarily of sales of our mobile networking and information access products. We recognize revenue from product sales when shipped. We make a provision for the estimated amount of product returns or credits that may occur under these contracts in the period of sale and have a policy of reserving channel inventory held by our customers in excess of one month supply. We record a provision for product returns and credits based on both contractual agreements, which allows distributors and dealers to return products or receive price protection credits under certain circumstances, and historical return rates. We sell our products primarily through domestic and international distributors as well as to a number of OEM customers.

  Our cost of sales consists of materials, labor, manufacturing overhead and other costs of sales. Other costs of sales include provisions for excess and obsolete inventory, warranty expense and royalty payments to licensors of software incorporated into our products. Our gross margin is affected by our product mix and from the proportion of net sales derived from sales to OEMs, which typically carry lower gross margins than sales through our distribution partners.

  Research and development expenses consist primarily of labor and project materials and are expensed as incurred.

  Sales and marketing expenses consist primarily of salaries, commissions and marketing, advertising and promotional activities.

  General and administrative expenses consist primarily of salaries and related expenses, finance, accounting and human resources expenses, professional fees, bad debt expenses and other general corporate expenses.

Quarterly Results of Operations

                                                                 Quarter Ended
                          ----------------------------------------------------------------------------------------------
                          December 31, March 31, June 30,  September 30, December 31, March 31,  June 30,  September 30,
                              1997       1998      1998        1998          1998       1999       1999       1999(1)
                          ------------ --------- --------  ------------- ------------ ---------  --------  -------------
                                                   (in thousands, except per share amounts)
Statement of Operations Data:
Net sales...............    $52,545     $64,134  $71,312      $88,956      $98,498    $101,872   $108,439    $115,627
Cost of sales...........     34,417      42,546   47,118       55,296       59,064      58,643     61,634      63,907
                            -------     -------  -------      -------      -------    --------   --------    --------
Gross profit............     18,128      21,588   24,194       33,660       39,434      43,229     46,805      51,720
Operating expenses:
 Research and
  development expenses..      3,539       3,940    4,120        5,000        5,549       5,439      6,520       7,049
 Sales and marketing
  expenses..............     10,277      11,545   12,172       16,705       19,419      20,928     22,604      24,397
 General and
  administrative
  expenses..............      2,071       2,491    2,763        3,432        3,340       3,668      3,671       4,464
 In-process research and
  development and other
  nonrecurring charges..        --          --       --           --           --          --         --        4,596
                            -------     -------  -------      -------      -------    --------   --------    --------
Total operating
 expenses...............     15,887      17,976   19,055       25,137       28,308      30,035     32,795      40,506
                            -------     -------  -------      -------      -------    --------   --------    --------
Income from operations..      2,241       3,612    5,139        8,523       11,126      13,194     14,010      11,214
Other income, net.......      1,224         799      642        1,526          284         478        554         469
                            -------     -------  -------      -------      -------    --------   --------    --------
Income from operations
 before income taxes....      3,465       4,411    5,781       10,049       11,410      13,672     14,564      11,683
Income tax provision....      1,035       1,409    2,018        3,390        3,801       4,211      4,700       4,012
                            -------     -------  -------      -------      -------    --------   --------    --------
Net income..............    $ 2,430     $ 3,002  $ 3,763      $ 6,659      $ 7,609    $  9,461   $  9,864    $  7,671
                            =======     =======  =======      =======      =======    ========   ========    ========
Basic earnings per
 share..................    $  0.11     $  0.13  $  0.16      $  0.29      $  0.32    $   0.39   $   0.41    $   0.31
                            =======     =======  =======      =======      =======    ========   ========    ========
Diluted earnings per
 share..................    $  0.11     $  0.13  $  0.16      $  0.27      $  0.30    $   0.37   $   0.39    $   0.29
                            =======     =======  =======      =======      =======    ========   ========    ========
As a Percentage of Net Revenues:
Net sales...............      100.0%      100.0%   100.0%       100.0%       100.0%      100.0%     100.0%      100.0%
Gross profit............       34.5        33.7     33.9         37.8         40.0        42.4       43.2        44.7
Research and development
 expenses...............        6.7         6.1      5.7          5.6          5.6         5.3        6.0         6.1
Sales and marketing
 expenses...............       19.6        18.0     17.1         18.8         19.7        20.6       20.8        21.1
General and
 administrative
 expenses...............        3.9         3.9      3.9          3.8          3.4         3.6        3.5         3.8
In-process research and
 development and other
 non-recurring charges..        0.0         0.0      0.0          0.0          0.0         0.0        0.0         4.0
                            -------     -------  -------      -------      -------    --------   --------    --------
Total operating
 expenses...............       30.2        28.0     26.7         28.2         28.7        29.5       30.3        35.0
                            -------     -------  -------      -------      -------    --------   --------    --------
Income from operations..        4.3         5.6      7.2          9.6         11.3        12.9       12.9         9.7
Other income, net.......        2.3         1.3      0.9          1.7          0.3         0.5        0.5         0.4
                            -------     -------  -------      -------      -------    --------   --------    --------
Income from operations
 before income taxes....        6.6         6.9      8.1         11.3         11.6        13.4       13.4        10.1
Income tax provision....        2.0         2.2      2.8          3.8          3.9         4.1        4.3         3.5
                            -------     -------  -------      -------      -------    --------   --------    --------
Net income..............        4.6%        4.7%     5.3%         7.5%         7.7%        9.3%       9.1%        6.6%
                            =======     =======  =======      =======      =======    ========   ========    ========

-------
(1) The fourth quarter of fiscal 1999 includes $4,596 ($3,309 net of tax benefit) or $0.13 per diluted share for write-off of in-process research and development and other nonrecurring charges.

Net sales

  Over the eight quarters ended September 30, 1999, our quarterly sales increased from $52.5 million to $115.6 million. Our quarterly sales have grown in each of the eight quarters ended September 30, 1999 primarily due to growth in the overall demand for local and wide area network connectivity products, increasing unit sales of our adapter products by our distributors and OEM customers and the introduction of new products such as our RealPort Integrated PC Card family of products.

Gross profit

  Over the eight quarters ended September 30, 1999, our quarterly gross profit increased from 34.5% of quarterly sales to 44.7% of quarterly sales. Our gross profit as a percentage of net sales has increased in each of the eight quarters, except the quarter ended March 31, 1998, primarily due to:

  . The higher gross margins of our RealPort Integrated PC Card family of products, which began shipping in the quarter ended June 30, 1998, versus the comparably featured Type II PC Card products;

  . Increased mix and sales volumes of our PC Card LAN adapters and PC Card
    LAN+Modem adapters, which typically generate higher gross profit margins than our other products, and decreased sales of modem-only products to our OEM customers, which generate lower gross profit margins than sales made through our distribution partners; and

  . Decreased fixed manufacturing costs as a percentage of sales.

Operating expenses

  Operating expenses increased in absolute amounts in each of the eight quarters ended September 30, 1999, and as a percentage of net sales, these expenses increased in each of these quarters, except in the quarters ended December 31, 1997, and March 31, 1998, due to increased staffing and the expansion of sales and marketing activities.

Results of Operations

                                                            Year ended
                                                           September 30,
                                                         --------------------
                                                         1997    1998   1999
                                                         -----   -----  -----
As a Percentage of Net Revenue:
Net sales............................................... 100.0 % 100.0% 100.0%
Cost of sales...........................................  68.4    64.8   57.3
                                                         -----   -----  -----
Gross profit............................................  31.6    35.2   42.7
Operating expenses:
  Research and development expenses.....................   6.9     6.0    5.8
  Sales and marketing expenses..........................  23.3    18.3   20.6
  General and administrative expenses...................   4.5     3.9    3.5
In-process research and development and other
 nonrecurring charges...................................   1.2     0.0    1.1
                                                         -----   -----  -----
Operating income (loss) from continuing operations......  (4.3)    7.0   11.7
Other income, net.......................................   1.7     1.5    0.4
                                                         -----   -----  -----
Income (loss) from continuing operations before income
 taxes..................................................  (2.6)    8.5   12.1
Provision for income taxes..............................  (0.8)    2.8    3.9
                                                         -----   -----  -----
Income (loss) from continuing operations................  (1.8)%   5.7%   8.2%
                                                         =====   =====  =====

Net Sales

 Net sales--1999 versus 1998

  Net sales increased 53% to $424.4 million in fiscal 1999 from $276.9 million in fiscal 1998. We derive net sales principally from shipments of Ethernet PC Card adapters, modems and multifunction Ethernet and modem cards ("Combo cards") (collectively "adapter products"), which connect notebook PCs to networks, the Internet and online services. The increase in net sales in 1999 from 1998 was primarily due to increased shipments of Ethernet PC Cards and Combo cards. We attribute this increase to growth in overall market demand for local and wide area network connectivity products and an increase in unit sales of our adapter products by our distribution customers (the "branded" business) and OEM customers. We believe this growth in sales of our adapter products in our branded business and by OEM customers may be indicative of several factors:

  . Increased growth rate in shipments of notebook PCs, which in turn require network and modem connections;

  . An increase in the rate that notebook PCs are attached to information sources;

  . Continuing increased market acceptance of our Combo cards and Fast
    Ethernet cards; and

  . Increased market acceptance of our RealPort Integrated PC Card family of products.

  We also introduced our port expansion system products in 1999 through the acquisition of Entrega on October 1, 1999, which was accounted for as a pooling-of-interests, and in addition, we began shipping Xircom PortStation port expansion system products in September 1999.

  These increases were partially offset by a decrease in the volume of lower margin modem-only product sales we made to our OEM customers. Unit shipments of adapter products increased 47% in 1999 over 1998 but average selling prices declined due to increased competition in the market for adapter products. Revenues from our products as a percentage of total revenues were as follows:

                                                                    Year ended
                                                                  September 30,
                                                                  ----------------
                                                                  1997  1998  1999
                                                                  ----  ----  ----
   PC Card LAN+Modem Adapters....................................  43%   48%   57%
   PC Card LAN Adapters..........................................  42%   30%   28%
   PC Card Modem Adapters........................................  11%   21%   10%
   Port expansion system products................................  --    --     4%
   Other.........................................................   4%    1%    1%

  Total international sales (shipments to our customers located outside the U.S.) as a percentage of total sales was 53% in 1999 and 52% in both 1998 and 1997. Sales of our PC Cards in Europe grew at a faster rate than in the U.S.

 Net sales--1998 versus 1997

  Net sales increased 50% to $276.9 million in fiscal 1998 from $184.6 million in fiscal 1997 due to increased shipments of our adapter products. We attribute the increase in net sales primarily to growth in overall market demand for local and wide area network connectivity products and an increase in unit sales of our adapter products by our distribution and OEM customers. During the fourth quarter of fiscal 1997, we reduced shipments to our distributors in order to reduce the levels of inventories they hold and to enable us to quickly react to market changes. Unit shipments of our adapter products increased 54% in 1998 over 1997 but average selling prices declined due to increased competition in the PC Card LAN adapter market and a greater mix of revenue sold through OEM partners where average selling prices are generally lower.

Gross Profit

 Gross profit--1999 versus 1998

  Gross profit consists of net sales less cost of sales. Cost of sales includes materials, labor, manufacturing overhead and other costs of sales. Other costs of sales include provisions for excess and obsolete inventory, warranty expense and royalty payments to licensers of software incorporated into our products. The increase in gross profit as a percent of net sales in 1999 compared to 1998 was primarily attributable to:

  . The higher gross margins of our RealPort Integrated PC Card family of products, which began shipping in the third quarter of fiscal 1998, versus the comparably featured Type II PC Card products;

  . A decrease in our fixed manufacturing costs as a percentage of sales; and

  . A decrease in the sales volume of our modem-only products, which typically generate lower gross profit margins than our other products, and in particular, reduced sales of modem-only products to our OEM customers, which generate lower gross profit margins than sales made through our distribution partners.

  This increase in gross profit as a percent of net sales was partially offset by the relatively lower gross profit as a percent of net sales earned by Entrega during 1999, as compared to that of Xircom's traditional products.

 Gross profit--1998 versus 1997

  The increase in gross profit as a percent of net sales in 1998 compared to 1997 was primarily attributable to a decrease in fixed manufacturing costs as a percentage of sales. In addition, the RealPort Integrated PC Card family of products, which began shipping in the third quarter of fiscal 1998, has higher gross margins than the comparably featured Type II PC Card products. This increase in the gross profit percentage was partially offset by the increase in modem-only product sales to our OEM customers at lower gross profit margins than sales made through the Company's distribution partners, and by lower average selling prices on adapter products.

Research and Development

  Our research and development expenses increased in 1999 in absolute dollars compared to 1998 as a result of our decision to increase staffing and expenditures to support expanded branded and OEM product offerings, including our PortStation port expansion system and the CompactCard line of products. Research and development expenses increased in 1998 in absolute dollars compared to 1997. This increase was a result of additional staffing and expenditures to support expanded branded and OEM product offerings, including our RealPort Integrated PC Card family of products, and expenditures by Entrega during 1999. We expect total expenditures for research and development to increase in fiscal 2000 due to our planned expenditures on product enhancements and new product introductions.

Sales and Marketing

  We increased sales and marketing expenses in 1999 in both absolute dollars and as a percentage of net sales as compared to 1998 primarily due to:

  . Additional staffing and sales and marketing activities required to support expanded branded markets;

  . The opening and operation of a new regional headquarters in Tokyo, Japan;

  . Expansion of our OEM sales organization;

  . Expenses to support the launch of new products such as the PortStation
    Port expansion system and the CompactCard line of products; and

  . Expenses incurred by Entrega during 1999, to support the launch of its line of port expansion system products.

  As we pursue further product and market expansion activities, we expect sales and marketing expenses for fiscal 2000 to increase.

  Our sales and marketing expenses increased in 1998 and decreased as a percentage of net sales as compared to 1997. The increase in expenses were due to sales and marketing activities and additional staffing required to support expanded branded markets and establishment of our OEM sales organization. Partially offsetting these increases were the lower sales and marketing expenditures that generally are associated with OEM sales versus branded business sales, reduced expenses associated with lower levels of inventories maintained by distributors, and cooperative advertising reimbursements. Sales and marketing expenses were higher as a percentage of net sales in 1997 because we reduced the volume of our shipments to our distributors during the fourth quarter of fiscal 1997 in order to reduce the levels of inventories they held.

General and Administrative

  Our general and administrative expenses increased in 1999 as compared to 1998 to support growth in our organization and, to a lesser extent, continued expenditures on our information systems hardware and software, including Year 2000 upgrades. During 1998, we initiated modification efforts of computer software issues associated with the Year 2000 project. General and administrative expenses include costs incurred by Entrega to build its infrastructure and grow its operations. We expect general and administrative expenses to increase during fiscal 2000 due to the need to support growth in our organization and continued expansion of information systems hardware and software. In addition, during the first quarter of fiscal 2000, we expect to incur transaction and transition-related expenses for Entrega of approximately $2,500,000 to $3,000,000. See "Risk Factors" for a further discussion of our Year 2000 project.

In-process Research and Development and Other Nonrecurring Charges

  In the fourth quarter of fiscal 1999, we recorded a charge to operations of $2,364,000 ($1,702,000 net of tax benefit) for future operating lease payments related to facilities we will vacate, and a charge of $2,232,000 ($1,607,000, net of tax benefit) for the write-off of in-process research and development in connection with the purchase of the Rex product line. The total lease payment accrual is net of expected sublease income and does not include any period in which we will continue to occupy the facility. The Rex product line was acquired from Franklin Electronic Publishers Incorporated, a developer and marketer of handheld electronic reference products. In fiscal 1997, we recorded a charge to operations of $2,163,000 ($1,514,000, net of tax benefit) for the write-off of in-process research and development in connection with the purchase of certain assets from Angia Communications, Inc., a developer and manufacturer of PC Card products.

  We based the amounts allocated to in-process research and development on established valuation techniques in the high technology industry. At the date of each acquisition mentioned above, the projects associated with the in-process efforts had not yet reached technological feasibility and the research and development in process had no alternative future uses. Accordingly, we charged these amounts to expense on the respective dates of each acquisition.

Other Income, Net

  Net other income includes interest income from the investment of available cash and net gains on our foreign currency transactions. This amount is offset by discounts earned by our customers on early payments, interest expense, and losses on disposals of fixed assets. Our interest income was $4,911,000, $4,256,000 and $2,195,000, and our net foreign currency transaction gains were $438,000, $1,426,000 and $2,119,000, in 1999, 1998 and 1997, respectively. Net other income for 1999 decreased as compared to 1998 primarily due to an increase in discounts earned by our customers on early payments to us, a decrease in gains on our foreign currency transactions, and an increase in interest expense relating to Entrega. Net other income for 1998 increased as compared to 1997 primarily due to higher interest income and lower interest expense in 1998 as a result of increased cash and cash equivalents and reduced borrowings under credit facilities.

Income Tax Provision

  Our effective tax rate was 32.6% in 1999, 33.1% in 1998, and 30.0% in 1997. The difference between our effective tax rates during these years and the 35% federal statutory tax rate was due primarily to benefits we received from the tax holiday status of our manufacturing operations in Malaysia, which expires in 2000. We intend to seek renewal of this tax holiday before its expiration but cannot assure that this renewal will be received. In fiscal 1999 we began using tax preferred investment vehicles for our cash equivalents to further reduce our effective tax rate. An income tax benefit has not been recorded for the losses attributable to Entrega during the 1999 and 1998 fiscal years since such losses have been utilized at the shareholder level based on Entrega's S-Corporation status during those periods. We expect an effective tax rate of 28% for our 2000 fiscal year.

Discontinued Operations

  Discontinued operations in 1997 include the financial results of Netaccess, our subsidiary, which included remote access server and multi-port modem products sold to OEMs and through two-tier distribution channels. On June 30, 1997, we completed the sale of Netaccess resulting in a loss of $6,275,000, net of income tax benefit. Operating loss from discontinued operations, net of income taxes, for 1997 was $226,000.

Net Income

  Net income and net income per diluted share for 1999, excluding acquisition-related costs and other nonrecurring charges, was $37,914,000 and $1.48, respectively, compared to $15,854,000 and $0.68, respectively, for 1998. Net income and net income per diluted share for 1999 was $34,605,000 and $1.35, respectively, compared to $15,854,000 and $0.68, respectively, for 1998.

Liquidity and Capital Resources

  As of September 30, 1999 we had $135.6 million in cash and cash equivalents. Our continuing operating activities provided cash of approximately $61.4 million in 1999, primarily due to net income and increases in accounts payable and other accrued liabilities, partially offset by increases in accounts receivable, inventories and other current assets. Income taxes payable increased primarily due to the timing of payments for income taxes. Accounts payable and other accrued liabilities increased primarily due to the timing of payments for component inventory purchases. Accounts receivable increased due to higher fourth quarter net sales in 1999 versus that of 1998. Other current assets increased due to a deposit paid during 1999 for securing contingent rights to use certain intangible assets. Our use of these rights was contingent upon approval of the transfer of these rights by the court having jurisdiction over the assets. In September 1999 the court denied such approval and we became entitled to a refund of the deposit, which was received in October 1999.

  We used $42.5 million in cash in investing activities in 1999, primarily for capital expenditures and for an acquisition. The capital expenditures were for the purchase of manufacturing equipment for use in our Penang, Malaysia facility, information systems hardware and software, and equipment for increased headcount. We used $13.3 million in cash to acquire the Rex product line from Franklin Electronic Publishers Incorporated. We have no material fixed commitments and do not expect an increase in the rate of capital expenditures in the normal course of business during fiscal 2000.

  Our financing activities provided $10.9 million in cash in 1999, primarily from the issuance of capital stock through our stock option and employee stock purchase plans, tax benefits related to employee stock option and stock purchase plans, and increases in notes payable, offset by net payment under warrant agreement. On February 18, 1999, Intel Corporation exercised its warrant to purchase additional shares of our common stock. Under the terms of the warrant agreement, Intel elected to receive 514,314 shares at no additional cost in lieu of purchasing 1,509,903 shares at an exercise price of $27.01. Concurrent with the warrant exercise, we repurchased 514,314 shares of common stock held by Intel for a total price of

$19.8 million, or $38.45 per share. We generated cash of $15.6 million from the issuance of capital stock through our stock option and employee stock purchase plans. In addition, we generated $8,549,000 in cash in 1999 from tax benefits from our employee stock option and stock purchase plans.

  We have a bank credit facility for borrowings up to $25.0 million. Loans under the agreement are secured by all of our U.S.-based assets. The agreement expires in December 2000. We also have credit facilities totaling $5.3 million, denominated in Malaysian ringgits, with banks in Malaysia. As of September 30, 1999, Entrega had borrowings of $4,988,000 outstanding under a line of credit with a bank. This agreement expired and was fully repaid on October 1, 1999. As of September 30, 1999, Entrega also had borrowings outstanding of $4,150,000 under notes payable to its former principal shareholder. On October 1, 1999, the notes were converted into 142,397 shares of Xircom Common Stock. We had approximately $30.3 million in borrowings available under our credit facilities as of September 30, 1999.

  We believe that cash on hand, borrowings available under our existing facilities or from other financing sources and cash provided by operations will be sufficient to support our working capital and capital expenditure requirements for at least the next twelve months. However, we cannot assure that future cash requirements to fund operations will not require us to seek additional capital sooner than the twelve months, or that such additional capital will be available when required on terms acceptable to us.

Market Risk Disclosures

  The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements.

  Given the short-term nature of our portfolio of highly liquid cash equivalents, and that we have no borrowings outstanding, we are not subject to significant interest rate risk.

  We manufacture the majority of our products in Malaysia and sell our products worldwide. Our financial results, therefore, could be significantly impacted by factors such as changes in foreign currency exchange rates and weak economic conditions in foreign markets. Our operating results are exposed to the impact of weakening economic conditions in the countries in which we sell our products.

  Since the majority of our sales are denominated in U.S. dollars, our foreign operations are net payers of currencies other than the U.S. dollar, particularly the Malaysian ringgit and the Belgian franc. As such, our operating results may be adversely affected by the impacts of a stronger Malaysian ringgit or Belgian franc relative to the U.S. dollar. To mitigate the short-term effect of changes in currency exchange rates on our foreign currency based expenses, we purchase and hold Malaysian ringgits and Belgian francs in advance of the due date of the underlying obligations. We do not otherwise engage in any foreign currency risk hedging activity.

                          DESCRIPTION OF CAPITAL STOCK

  Our authorized capital stock consists of (1) 50,000,000 shares designated as common stock, $0.001 par value, and (2) 2,000,000 shares designated as preferred stock, $0.001 par value. The only equity securities currently outstanding are shares of common stock. As of October 1, 1999, there were approximately 24,671,685 shares of common stock issued and outstanding.

Common Stock

  Holders of common stock are entitled to receive dividends declared by the Board of Directors, out of funds legally available for the payment of dividends, subject to the rights of holders of preferred stock. Currently, we are not paying a dividend. Each holder of common stock is entitled to one vote per share. Upon any liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities and provision for liquidation preference of shares of preferred stock then outstanding. The holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to the common stock.

  All outstanding shares of common stock are fully paid and nonassessable.

  Our common stock is listed on The Nasdaq National Market under the symbol "XIRC." The transfer agent and registrar for the common stock is Equiserve.

Preferred Stock

  There are no shares of preferred stock outstanding. The Board of Directors has the authority, without further action by the shareholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the following terms of the preferred stock:

  .  designations, powers, preferences, privileges,

  .  relative participating, optional or special rights, and

  . the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.

  Any or all of these rights may be greater than the rights of the common stock.

  The Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Xircom or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

                                  UNDERWRITING

  Under the terms and subject to the conditions contained in an underwriting
agreement dated             , 1999, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, CIBC World Markets Corp. and SG Cowen Securities Corporation are acting as representatives, the following respective numbers of shares of common stock:

                                                                      Number of
         Underwriter                                                   Shares
         -----------                                                  ---------
   Credit Suisse First Boston Corporation............................
   CIBC World Markets Corp...........................................
   SG Cowen Securities Corporation...................................
                                                                      ---------
     Total........................................................... 3,500,000
                                                                      =========

  The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering of common stock may be terminated.

  We have granted to the underwriters a 30-day option to purchase on a pro-rata basis up to 525,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

  The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group
members at that price less a concession of $   per share. The underwriters and
selling group members may allow a discount of $   per share on sales to other
broker/dealers. After the public offering of the common stock, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

  The following table summarizes the compensation and estimated expenses we will pay.

                                           Per Share             Total
                                      ------------------- -------------------
                                       Without    With     Without    With
                                        Over-     Over-     Over-     Over-
                                      allotment allotment allotment allotment
                                      --------- --------- --------- ---------
   Underwriting Discounts and
    Commissions paid by us...........
   Expenses payable by us............

  We and our directors and executive officers have agreed that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, whether now owned or hereafter acquired, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except in the case of issuances as a result of the grant of employee stock options outstanding on the date of this prospectus, issuances of our common stock upon any exercise of such options or the exercise of any other employee stock options outstanding on the date of this prospectus. In addition, a transfer of such securities to a family member or a trust will be permitted, provided that the transferee agrees to be bound in writing by the restrictions in this paragraph.

  We have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments which the underwriters may be required to make in that respect.

  Our common stock is listed on The Nasdaq's National Market under the symbol XIRC.

  The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the shares of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by that syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

  . In "passive" market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

  The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

  Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

Rights of Actions (Ontario Purchasers)

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

  All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

  A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

  Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

  The validity of the issuance of the securities we are offering by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California and for the underwriters by Shearman & Sterling, Menlo Park, California.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K, and have audited our supplemental consolidated financial statements and schedule included herein and in our Current Report on Form 8-K for the year ended September 30, 1999, as set forth in their reports, which are included and incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and supplemental financial statements, and related schedules are included and incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

  We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov. Our web address is http://www.xircom.com. Information on our website is not incorporated by reference.

  We have filed a registration statement on Form S-3 under the Securities Act of 1933 with respect to our common stock. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Some information is omitted and you should refer to the registration statement and its exhibits.

  The Commission allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

  . Our Annual Report on Form 10-K for the fiscal year ended September 30,
    1999;
  . Our Current Report on Form 8-K dated November 10, 1999; and
  . Our Proxy Statement dated December 11, 1998 from Annual Meeting of
    Shareholders held on January 22, 1999.

  You may request a copy of these filings, at no cost, by writing or calling us at the following address:

               Steven F. DeGennaro
               Chief Financial Officer
               Xircom, Inc.
               2300 Corporate Center Drive
               Thousand Oaks, California 91320
               (805) 376-9300

                               XIRCOM, INC.

          INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Ernst & Young LLP, Independent Auditors........................  F-2

Supplemental Consolidated Statements of Operations--Years ended September
 30, 1999, 1998 and 1997.................................................  F-3

Supplemental Consolidated Balance Sheets at September 30, 1999 and 1998..  F-4

Supplemental Consolidated Statements of Shareholders' Equity--Years ended
 September 30, 1999, 1998 and 1997.......................................  F-5

Supplemental Consolidated Statements of Cash Flows--Years ended September
 30, 1999, 1998 and 1997.................................................  F-6

Notes to Supplemental Consolidated Financial Statements..................  F-7

             REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders

Xircom, Inc.

  We have audited the accompanying supplemental consolidated balance sheets of Xircom, Inc. (formed as a result of the consolidation of Xircom, Inc. and Entrega Technologies, Inc.) as of September 30, 1999 and 1998, and the related supplemental consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1999. The supplemental consolidated financial statements give retroactive effect to the merger of Xircom, Inc. and Entrega Technologies, Inc. on October 1, 1999, which has been accounted for using the pooling-of-interests method as described in the notes to the supplemental consolidated financial statements. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the supplemental financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xircom, Inc. at September 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1999, after giving retroactive effect to the merger of Entrega Technologies, Inc., as described in the notes to the supplemental consolidated financial statements, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Woodland Hills, California

November 5, 1999

                               XIRCOM, INC.

            SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        Fiscal Years Ended
                                                           September 30
                                                    --------------------------
                                                      1999     1998     1997
                                                    -------- -------- --------
                                                    (In thousands, except per
                                                          share amounts)
Net sales.......................................... $424,436 $276,947 $184,575
Cost of sales......................................  243,248  179,377  126,300
                                                    -------- -------- --------
Gross profit.......................................  181,188   97,570   58,275
  Research and development expenses................   24,557   16,599   12,799
  Sales and marketing expenses.....................   87,348   50,699   43,012
  General and administrative expenses..............   15,143   10,757    8,259
  In-process research and development and other
   nonrecurring charges............................    4,596      --     2,163
                                                    -------- -------- --------
Total operating expenses...........................  131,644   78,055   66,233
                                                    -------- -------- --------
Operating income (loss) from continuing
 operations........................................   49,544   19,515   (7,958)
Other income, net..................................    1,785    4,191    3,172
                                                    -------- -------- --------
Income (loss) from continuing operations before
 income taxes......................................   51,329   23,706   (4,786)
Income tax provision (benefit).....................   16,724    7,852   (1,437)
                                                    -------- -------- --------
Income (loss) from continuing operations...........   34,605   15,854   (3,349)
Discontinued operations:
  Operating loss, net of income taxes..............      --       --      (226)
  Loss on disposal, net of income taxes............      --       --    (6,275)
                                                    -------- -------- --------
Net income (loss).................................. $ 34,605 $ 15,854 $ (9,850)
                                                    ======== ======== ========
Basic earnings (loss) per share:
  Continuing operations............................ $   1.44 $    .69 $   (.16)
  Discontinued operations..........................      --       --      (.30)
                                                    -------- -------- --------
  Net income (loss)................................ $   1.44 $    .69 $   (.46)
                                                    ======== ======== ========
Diluted earnings (loss) per share:
  Continuing operations............................ $   1.35 $    .68 $   (.16)
  Discontinued operations..........................      --       --      (.30)
                                                    -------- -------- --------
  Net income (loss)................................ $   1.35 $    .68 $   (.46)
                                                    ======== ======== ========

                          See accompanying notes

                               XIRCOM, INC.

                 SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS

                                                               September 30
                                                             -----------------
                                                               1999     1998
                                                             -------- --------
                                                              (In thousands,
                                                             except share and
                                                                 per share
                                                               information)
Assets
Current assets:
  Cash and cash equivalents................................. $135,630 $105,814
  Accounts receivable, net of allowances for sales returns
   and bad debts of $11,891 ($8,614 in 1998)................   38,012   30,499
  Income tax receivable.....................................      300      285
  Inventories...............................................   23,563   16,965
  Deferred income taxes.....................................   15,195   11,659
  Prepaid expenses and other current assets.................    9,696    4,908
                                                             -------- --------
    Total current assets....................................  222,396  170,130
Property and equipment, net.................................   40,536   27,283
Other assets................................................   12,564      522
                                                             -------- --------
    Total assets............................................ $275,496 $197,935
                                                             ======== ========
Liabilities and shareholders' equity
Current liabilities:
  Notes payable............................................. $  9,138 $  3,125
  Accounts payable..........................................   31,591   18,558
  Accrued liabilities.......................................   42,235   29,077
  Accrued income taxes......................................    3,952    3,308
                                                             -------- --------
    Total current liabilities...............................   86,916   54,068
Deferred income taxes.......................................   13,660    9,116

Commitments and contingencies

Shareholders' equity:
  Preferred Stock, 2,000,000 shares authorized, none
   issued...................................................      --       --
  Common Stock, $.001 par value, 50,000,000 shares
   authorized; 24,563,614 shares outstanding at September
   30, 1999 (23,211,478 in 1998)                                   24       23
  Paid-in capital...........................................  151,925  146,362
  Retained earnings (accumulated deficit)...................   22,971  (11,634)
                                                             -------- --------
    Total shareholders' equity..............................  174,920  134,751
                                                             -------- --------
      Total liabilities and shareholders' equity............ $275,496 $197,935
                                                             ======== ========

                          See accompanying notes

                               XIRCOM, INC.

       SUPPLEMENTAL CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                           Retained
                                Common Stock               Earnings
                                -------------- Paid-in   (Accumulated
                                Shares  Amount Capital     Deficit)    Total
                                ------  ------ --------  ------------ --------
                                               (In thousands)
Balance at September 30,
 1996.........................  19,731   $ 20  $ 83,221    $(17,638)  $ 65,603
Issuance of Common Stock......   2,516      3    51,358         --      51,361
Issuance of Common Stock under
 Employee Stock Purchase
 Plan.........................     125    --      1,259         --       1,259
Exercise of stock options.....     450    --      4,050         --       4,050
Tax benefit related to
 employee stock options.......     --     --      1,062         --       1,062
Repurchase of Common Stock,
 net..........................    (150)   --        (58)        --         (58)
Net loss......................     --     --        --       (9,850)    (9,850)
                                ------   ----  --------    --------   --------
Balance at September 30,
 1997.........................  22,672     23   140,892     (27,488)   113,427
Issuance of Common Stock......     123    --        500         --         500
Issuance of Common Stock under
 Employee Stock Purchase
 Plan.........................     160    --      1,370         --       1,370
Exercise of stock options.....     256    --      2,688         --       2,688
Tax benefit related to
 employee stock options.......     --     --        912         --         912
Net income....................     --     --        --       15,854     15,854
                                ------   ----  --------    --------   --------
Balance at September 30,
 1998.........................  23,211     23   146,362     (11,634)   134,751
Issuance of Common Stock......     126    --        741         --         741
Issuance of Common Stock under
 Employee Stock Purchase
 Plan.........................     123    --      2,066         --       2,066
Repurchase of Common Stock....    (514)   --    (19,775)        --     (19,775)
Exercise of stock warrants....     514    --        --          --         --
Exercise of stock options.....   1,104      1    13,552         --      13,553
Tax benefit related to
 employee stock options.......     --     --      8,549         --       8,549
Compensation expense related
 to stock options and stock
 appreciation rights..........     --     --        430         --         430
Net income....................     --     --        --       34,605     34,605
                                ------   ----  --------    --------   --------
Balance at September 30,
 1999.........................  24,564   $ 24  $151,925    $ 22,971   $174,920
                                ======   ====  ========    ========   ========

                          See accompanying notes

                               XIRCOM, INC.

            SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      Fiscal Years Ended
                                                         September 30
                                                  ----------------------------
                                                    1999      1998      1997
                                                  --------  --------  --------
                                                        (In thousands)
Operating activities
Net income (loss) from continuing operations..... $ 34,605  $ 15,854  $ (3,349)
Adjustments to derive cash flows from continuing
 operating activities:
  Depreciation and amortization..................   13,939     7,993     6,499
  Deferred income taxes..........................    1,008     4,053     2,043
  Foreign currency exchange gains, net...........     (438)   (1,426)   (2,119)
  In-process research and development and other
   nonrecurring charges..........................    4,596       --      2,163
  Loss on disposal of fixed assets...............      320       153       320
  Other non-cash charges.........................      652        23       --
  Changes in assets and liabilities, net of the
   effect of acquisitions and disposition:
    Accounts receivable..........................   (9,508)  (19,602)   14,109
    Income tax receivable........................      (15)    4,721    (2,354)
    Inventories..................................   (3,689)   11,997   (15,191)
    Prepaid expenses and other current assets....   (4,573)   (2,398)      854
    Accounts payable and accrued liabilities.....   23,892    19,262     1,996
    Income taxes payable.........................      644     2,363      (121)
                                                  --------  --------  --------
Net cash provided by continuing operating
 activities......................................   61,433    42,993     4,850
Net cash used in discontinued operating
 activities......................................      --        --     (5,984)
                                                  --------  --------  --------
Net cash provided by (used in) operating
 activities......................................   61,433    42,993    (1,134)
Investing activities
Purchases of property and equipment..............  (27,255)  (18,555)   (6,437)
Proceeds from sale of fixed assets...............      113       203        35
(Increase) decrease in other assets..............   (2,150)       30       (17)
Proceeds from sale of Netaccess, Inc.............      --        --     11,000
Cash paid for acquisition........................  (13,250)      --     (1,463)
                                                  --------  --------  --------
Net cash provided by (used in) continuing
 investing activities............................  (42,542)  (18,322)    3,118
Net cash used in discontinued investing
 activities......................................      --        --       (501)
                                                  --------  --------  --------
Net cash provided by (used in) investing
 activities......................................  (42,542)  (18,322)    2,617
Financing activities
Proceeds from issuance of common stock...........   15,638     4,538    56,612
Tax benefit related to employee stock option and
 stock purchase plans............................    8,549       912     1,062
Repurchase of Common Stock.......................  (19,775)      --        --
Proceeds from issuance of debt obligations.......    8,538     3,125       960
Repayment of debt obligations....................   (2,025)   (2,541)   (6,385)
                                                  --------  --------  --------
Net cash provided by financing activities........   10,925     6,034    52,249
Net increase in cash and cash equivalents........   29,816    30,705    53,732
Cash and cash equivalents at beginning of
 period..........................................  105,814    75,109    21,377
                                                  --------  --------  --------
Cash and cash equivalents at end of period....... $135,630  $105,814  $ 75,109
                                                  ========  ========  ========

                          See accompanying notes

                               XIRCOM, INC.

          NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

NOTE ONE: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of presentation

  The accompanying consolidated financial statements include the accounts of Xircom, Inc. (the "Company") and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated. As further described in Note Fourteen, the Company acquired Entrega Technologies, Inc. ("Entrega") on October 1, 1999. The acquisition was accounted for as a pooling-of-interests. Accordingly, the supplemental consolidated financial statements give retroactive effect to the merger of the Company and Entrega to reflect the combined financial position and operations of the Company and Entrega for all dates and periods presented. The supplemental consolidated financial statements will become the historical financial statements upon issuance of financial statements for the period that includes the date of the merger.

 Business

  The Company designs, develops, manufactures, markets and supports products that enable users to connect mobile and remote notebook and handheld computers to corporate networks, the Internet, intranets and other online resources from a variety of locations.

 Reclassifications

  Certain reclassifications of previously reported amounts have been made to conform to the current year's presentation.

 Cash and cash equivalents

  All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents and are carried at cost plus accrued interest which approximates market value. Beginning in 1999, the Company changed its investment strategy and began investing its excess cash balances primarily in tax preferred investment vehicles. Interest income totaled $4,911,000, $4,256,000 and $2,195,000 for fiscal 1999, 1998 and 1997, respectively, and is included in Other income, net in the accompanying Supplemental Consolidated Statements of Operations.

 Concentration of credit risk

  The Company sells its products primarily through two-tier distributors or original equipment manufacturers. The Company makes periodic evaluations of the creditworthiness of its customers and generally does not require collateral. To date, the Company has not experienced any material bad debts or collection problems. As of September 30, 1999 and 1998, three customers accounted for a total of 36% and 34%, respectively, of total trade accounts receivable. The carrying amounts reported in the balance sheets for accounts receivable, accounts payable and notes payable approximate their fair value.

 Inventories

  Inventories are carried at the lower of cost (determined on a first-in, first-out basis) or market.

 Property and equipment

  Property and equipment is stated at cost. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets, ranging from one to ten years. Leasehold improvements

                               XIRCOM, INC.

are amortized using the straight-line method over the term of the related lease or the useful life of the asset, whichever is shorter.

 Revenue recognition

  The Company recognizes revenue from product sales when shipped. The Company makes a provision for the estimated amount of product returns or credits that may occur under these contracts in the period of sale and has a policy of reserving channel inventory held by its customers in excess of one month supply. The Company also has contractual agreements that permit distributors and dealers to return products or receive price protection credits under certain circumstances. The Company generally provides a lifetime limited warranty against defects in the hardware component and a two-year limited warranty on the software component of its network adapters and modem products. The Company makes provisions for these costs in the period of sale. In addition, the Company provides telephone support to purchasers of its products as needed to assist them in installation or use of the products.

 Licensing agreements

  The Company has entered into agreements with third parties to license software and hardware that is incorporated into or sold with certain of the Company's products. Royalties associated with such licenses are accrued and expensed as cost of goods sold when the products are shipped.

 Research and development

  Research and development costs are expensed as incurred.

 Advertising costs

  The Company expenses advertising costs as incurred. Advertising expense, net, totaled $9,861,000, $4,032,000 and $4,753,000 for fiscal 1999, 1998 and 1997, respectively.

 Nonrecurring charges

  In the fourth quarter of fiscal 1999, the Company recorded a charge to operations of $2,364,000 ($1,702,000, net of tax benefit) for future operating lease payments related to facilities it will vacate, and a charge of $2,232,000 ($1,607,000, net of tax benefit) for the write-off of in-process research and development in connection with the purchase of the Rex product line (see Note Thirteen). The total lease payment accrual is net of estimated sublease income and does not include any period in which the Company will continue to occupy the facility.

  In fiscal 1997, the Company recorded a charge to operations of $2,163,000 ($1,514,000, net of tax benefit) for the write-off of in-process research and development in connection with the purchase of certain assets from Angia Communications, Inc. (see Note Thirteen).

 Foreign currency exchange gains

  The functional currency of the Company's foreign subsidiaries is the U.S. dollar. The majority of the Company's sales are denominated in U.S. dollars. Net gains from foreign currency transactions and re-measurement totaled $438,000, $1,426,000 and $2,119,000 for fiscal 1999, 1998 and 1997, respectively, and are recognized currently in the Supplemental Consolidated Statements of Operations.

                               XIRCOM, INC.

 Earnings per share

  Basic earnings per share is calculated using the weighted average common shares outstanding for the period, and excludes dilutive securities. Diluted earnings per share reflects the dilution to earnings that would occur if stock options and other dilutive securities resulted in the issuance of common stock. The weighted average number of shares used for basic and diluted earnings per share were as follows:

                                               Fiscal Years Ended September 30
                                               --------------------------------
                                                  1999       1998       1997
                                               ---------- ---------- ----------
Weighted average number of shares--basic...... 24,104,000 22,931,000 21,560,000
Effect of dilutive securities:
  Employee stock options......................  1,456,000    485,000        --
  Warrant.....................................     86,000        --         --
  Other dilutive securities...................     36,000     40,000        --
                                               ---------- ---------- ----------
Diluted....................................... 25,682,000 23,456,000 21,560,000
                                               ========== ========== ==========

  Certain shares issuable under stock options in fiscal 1999, 1998 and 1997, and warrants of 1,509,903 in fiscal 1998 and 1997 have been excluded from the computation of diluted earnings per share because the effect would be antidilutive.

 Effects of recent accounting pronouncements

  In June 1997, Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS 131") was issued. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers, as presented in Notes One and Eleven. Based on the provisions of SFAS 131 and the manner in which management analyzes its business, the Company has determined that it has two separately reportable operating segments, as presented in Note Eleven.

  In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1, which was adopted as of the beginning of fiscal 1999, requires capitalization of certain costs incurred in connection with developing or obtaining internal use software. The Company's previous accounting policy for internal use software was generally consistent with the requirements of SOP 98-1. Accordingly, the adoption of SOP 98-1 did not have a significant impact on the Company's operating results or financial position.

  In June 1998, Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") was issued, which the Company is required to adopt effective October 1, 2000. Subsequently, Statement No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133 was issued, which deferred the effective date of SFAS 133 for one year. SFAS 133 will require the Company to record all derivatives as assets or liabilities at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether it qualifies for hedge accounting. The impact of SFAS 133 on the Company's financial statements will depend on a variety of factors, including, the extent of the Company's hedging activities, the types of hedging instruments used and the effectiveness of such instruments. The effect of adopting SFAS 133 is currently being evaluated, however, the Company does not believe the effects of adoption will be material to its financial position or results of operations.

                               XIRCOM, INC.

 Use of estimates

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Rapid technological change and short product life cycles characterize the industry in which the Company operates. As a result, estimates are required to provide for product returns, price protection, product obsolescence and warranty returns. Historically, actual amounts recorded under these programs have not varied significantly from estimated amounts. Actual results may differ, however, from those estimates, although management does not believe that any differences would materially affect the Company's financial position or reported results.

 Stock options

  Employee stock options are accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which requires the recognition of expense when the option price is less than the fair value of the stock at the date of grant. The Company generally awards options for a fixed number of shares at an option price equal to the fair value at the date of grant. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." See Note Eight.

NOTE TWO: DISCONTINUED OPERATIONS

  On March 31, 1997, the Company decided to discontinue its multi-port modem and remote access server business, and on June 30, 1997, completed the sale of Netaccess, Inc. ("Netaccess"), its remote access server subsidiary. Proceeds of the sale were $11,000,000. Net sales of discontinued operations were $13,185,000 for the year ended September 30, 1997. The accompanying financial statements have been prepared to reflect the historical results of operations and cash flows of Netaccess as discontinued operations for all periods presented. See Note Nine for cash flow information for the discontinued operations.

NOTE THREE: INVENTORIES

  Inventories consist of the following (in thousands):

                                                                  September 30
                                                                 ---------------
                                                                  1999    1998
                                                                 ------- -------
     Finished goods............................................. $12,757 $ 4,478
     Sub-assemblies.............................................     492   1,092
     Work-in-process............................................   3,578   5,383
     Component parts............................................   6,736   6,012
                                                                 ------- -------
                                                                 $23,563 $16,965
                                                                 ======= =======

                               XIRCOM, INC.

NOTE FOUR: PROPERTY AND EQUIPMENT

  Property and equipment consists of the following (in thousands):

                                                               September 30
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
     Land................................................... $  1,300  $    541
     Building and improvements..............................    4,709     3,925
     Leasehold improvements.................................    6,877     6,238
     Equipment..............................................   53,945    34,633
     Furniture and fixtures.................................    4,737     3,713
                                                             --------  --------
                                                               71,568    49,050
     Less accumulated depreciation and amortization.........  (31,032)  (21,767)
                                                             --------  --------
                                                             $ 40,536  $ 27,283
                                                             ========  ========

NOTE FIVE: ACCRUED LIABILITIES

  Accrued liabilities consist of the following (in thousands):

                                                                 September 30
                                                                ---------------
                                                                 1999    1998
                                                                ------- -------
     Payroll and related benefits.............................. $ 8,469 $ 6,828
     Warranty reserve..........................................   9,301   6,264
     Accrued marketing costs...................................   6,618   5,607
     Other.....................................................  17,847  10,378
                                                                ------- -------
                                                                $42,235 $29,077
                                                                ======= =======

NOTE SIX: BANK BORROWINGS AND NOTES PAYABLE

  The Company has a credit facility with a bank for borrowings up to $25,000,000 at the prime rate or at a LIBOR-based rate. Loans under the agreement are secured by all U.S.-based assets of the Company. The agreement expires in December 2000. As of September 30, 1999, there were no borrowings outstanding under this agreement.

  The Company has credit facilities denominated in Malaysian ringgit with other banks, that permit borrowings of up to $5,300,000 under bankers acceptance agreements at the banks' prevailing market rate, and on a revolving credit and term loan basis at the banks' reference rate plus 1.0% (7.8% as of September 30, 1999). As of September 30, 1999, no amounts were outstanding under these credit facilities.

  Entrega had a $5,000,000 revolving line of credit with a bank at the prime rate. Loans under the agreement were secured by Entrega's accounts receivable, inventory, fixed assets, and general intangibles, and guaranteed by the former principal shareholder of Entrega. As of September 30, 1999, borrowings of $4,988,000 were outstanding under this agreement. The agreement expired and was fully repaid on October 1, 1999. Entrega had notes payable to its former principal shareholder bearing interest at 8% and subordinated to its line of credit. During the year ended September 30, 1999, $500,000 of such notes were converted into 85,817 shares of Common Stock. As of September 30, 1999, borrowings of $4,150,000 were outstanding under such notes. On October 1, 1999, the notes were converted into 108,071 shares of Xircom Common Stock.

                               XIRCOM, INC.

  The Company had approximately $30,271,000 available under its credit facilities as of September 30, 1999. Interest expense totaled $555,000, $115,000 and $478,000 for fiscal 1999, 1998 and 1997, respectively, and is included in Other income, net.

NOTE SEVEN: INCOME TAXES

  The income tax provision (benefit) includes the following (in thousands):

                                                         Fiscal Years Ended
                                                            September 30
                                                       ------------------------
                                                        1999     1998    1997
                                                       -------  ------  -------
     Current:
       Federal........................................ $12,164  $  441  $(3,785)
       State..........................................   1,628     351      --
       Foreign........................................   3,440   2,516      945
                                                       -------  ------  -------
                                                        17,232   3,308   (2,840)
     Deferred:
       Federal........................................   1,515   4,544    1,403
       State..........................................     447     752   (1,754)
       Valuation allowance............................  (2,470)   (752)   1,754
                                                       -------  ------  -------
                                                          (508)  4,544    1,403
                                                       -------  ------  -------
                                                       $16,724  $7,852  $(1,437)
                                                       =======  ======  =======

  Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                               September 30
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
     Book reserves not deductible for tax................... $ 14,632  $ 11,302
     Book in excess of tax depreciation.....................    1,517     1,246
     Net operating loss carryforward and credit.............      --      3,155
                                                             --------  --------
       Total deferred tax asset.............................   16,149    15,703
     Valuation allowance....................................      --     (2,470)
                                                             --------  --------
       Deferred tax asset, net..............................   16,149    13,233
                                                             --------  --------
     Foreign operations.....................................  (12,489)   (9,662)
     Other..................................................     (609)   (1,028)
                                                             --------  --------
       Total deferred tax liabilities.......................  (13,098)  (10,690)
                                                             --------  --------
       Net deferred tax asset............................... $  3,051  $  2,543
                                                             ========  ========

  Balance sheet classification of the net deferred tax asset is as follows (in thousands):

                                                              September 30
                                                            -----------------
                                                              1999     1998
                                                            --------  -------
     Current deferred tax asset............................ $ 15,195  $11,659
     Noncurrent deferred tax asset, included in other
      assets...............................................    1,516      --
     Noncurrent deferred tax liability.....................  (13,660)  (9,116)
                                                            --------  -------
                                                            $  3,051  $ 2,543
                                                            ========  =======

                               XIRCOM, INC.

  In prior years, the Company established a valuation allowance against its state net operating loss carryforwards to reflect the uncertainty of realizing such deferred tax assets. In fiscal 1998, the valuation allowance was reduced due to the realization of certain of these loss carryforwards. In fiscal 1999, the remainder of the loss carryforwards was realized and, accordingly, the related valuation allowance of $2,470,000 was eliminated. A reconciliation of the provision (benefit) for income taxes with the tax (benefit) computed by applying the 35% federal statutory tax rate is as follows (in thousands):

                                                       Fiscal Years Ended
                                                          September 30
                                                     -------------------------
                                                      1999     1998     1997
                                                     -------  -------  -------
     Computed expected tax (benefit)................ $17,965  $ 8,297  $(1,675)
     State income taxes, net of federal benefit.....   1,273      227      --
     Research and development credit................    (832)  (1,082)     --
     Foreign operations.............................  (1,302)     280     (566)
     Valuation allowance on deferred tax asset......  (2,470)    (793)     680
     Tax exempt interest income.....................    (936)     --       --
     S-Corporation losses of Entrega................   2,940      863      --
     Other..........................................      86       60      124
                                                     -------  -------  -------
                                                     $16,724  $ 7,852  $(1,437)
                                                     =======  =======  =======

  At September 30, 1999, foreign earnings of $40,382,000 have been retained indefinitely by subsidiary companies for reinvestment, on which no additional U.S. tax has been provided. If repatriated, additional taxes of approximately $13,766,000 on these earnings, net of available foreign tax credit carryforwards, would be due. The Company has tax holiday status on its operations in Malaysia, which expires in 2000. Income before income taxes for all foreign operations was $23,837,000, $17,337,000 and $12,282,000 for fiscal 1999, 1998 and 1997, respectively.

NOTE EIGHT: COMMON STOCK AND RELATED PLANS

  The Company's Stock Option Plan (1992 Plan), as amended, authorizes a total of up to 7,500,000 shares of Common Stock for issuance as either incentive stock options with exercise prices which may not be less than fair market value at the date of grant, or nonqualified stock options. The options generally vest over three to four years and have terms of five to seven years.

  The 1992 Director Stock Option Plan (Director Plan) provides for the grant of nonqualified options for a total of up to 725,000 shares of Common Stock to non-employee members of the Board of Directors. The options are granted at fair market value as of the date of grant and vest over a four-year period.

  The 1995 Stock Option Plan authorizes a total of up to 2,249,857 shares of Common Stock for issuance as nonqualified stock options with vesting rights similar to the 1992 Plan.

  The Patent Award Stock Option Plan authorizes a total of up to 250,000 shares of Common Stock for issuance as nonqualified stock options with vesting periods similar to the 1992 Plan.

  The Entrega Technologies, Inc. Stock Option Plan, as amended, authorizes a total of up to 76,914 shares of Common Stock for issuance as either incentive stock options with exercise prices which may not be less than fair market value at the date of grant, or nonqualified stock options. The options generally vest over four years, or became fully vested and exercisable upon change in control on October 1, 1999. The options have terms of five to ten years.

                               XIRCOM, INC.

  As of September 30, 1999, the Company had 1,229,090 shares of common stock available for future grant under its stock option plans. Information regarding stock options outstanding as of September 30, 1999 is as follows:

                                                                    Options
                                     Options Outstanding          Exercisable
                               ------------------------------- -----------------
                                                    Weighted-
                                                     Average
                                         Weighted-  Remaining          Weighted-
                                          Average  Contractual          Average
                                         Exercise     Life             Exercise
                                Shares     Price     (Years)   Shares    Price
                               --------- --------- ----------- ------- ---------
Under $14.00.................. 1,615,324  $11.18      4.69     672,267  $10.87
$14.00-$25.00................. 2,044,185  $18.88      6.01     166,437  $15.85
Over $25.00...................   877,553  $34.11      6.99       7,180  $27.08

  As of September 30, 1999, 1998 and 1997, stock options to purchase 845,884, 1,002,368 and 568,030 shares were exercisable at weighted average exercise prices of $11.99, $12.52 and $11.32, respectively.

  The following table is a summary of activity for the Company's stock option plans:

                                                          Option price per share
                                                          ----------------------
                                              Number of                Weighted-
                                                shares     Low   High   Average
                                              ----------  ----- ------ ---------
Outstanding at October 1, 1996...............  2,319,494  $1.29 $17.13  $11.04
  Granted....................................  1,428,900  $8.63 $29.00  $14.17
  Exercised..................................  ( 449,493) $1.29 $15.50  $ 9.01
  Canceled...................................  ( 593,777) $1.86 $29.00  $13.42
                                              ----------  ----- ------  ------
Outstanding at September 30, 1997............  2,705,124  $7.63 $27.75  $12.48
  Granted....................................  1,600,689  $5.83 $26.00  $12.06
  Exercised..................................  ( 256,044) $5.83 $20.25  $10.65
  Canceled...................................  ( 380,586) $8.63 $27.75  $12.42
                                              ----------  ----- ------  ------
Outstanding at September 30, 1998............  3,669,183  $5.83 $27.75  $12.42
  Granted....................................  2,445,008  $5.83 $46.94  $25.12
  Exercised.................................. (1,103,812) $5.83 $27.75  $12.28
  Canceled...................................  ( 473,317) $8.63 $35.31  $13.74
                                              ----------  ----- ------  ------
Outstanding at September 30, 1999............  4,537,062  $5.83 $46.94  $19.08
                                              ==========  ===== ======  ======

  The Company's 1994 Employee Stock Purchase Plan (ESPP) allows employees to purchase Common Stock of the Company, through payroll deductions, at 85% of the market value of the shares at the beginning or end of the offering period, whichever is lower. The plan provides for the grant of rights to employees to purchase up to a total of 1,400,000 shares of common stock. As of September 30, 1999, 818,627 shares were available for issuance under this plan. Information regarding shares issued under the plan is as follows:

                                                                    Price per
                                                                      share
                                                      Number of   -------------
Fiscal Years Ended September 30                     shares issued  Low    High
-------------------------------                     ------------- ------ ------
1999...............................................    122,869    $14.66 $19.13
1998...............................................    160,036    $ 8.50 $ 8.61
1997...............................................    124,782    $ 7.86 $14.45

                               XIRCOM, INC.

  Had the Company recognized employee stock option-related compensation expense in accordance with SFAS 123 and used the Black-Scholes option valuation model for determining the weighted average fair value of options granted after September 30, 1995, its net income (loss) and earnings (loss) per share would have been as follows (in thousands, except per share amounts):

                                                       Fiscal Years Ended
                                                          September 30
                                                    --------------------------
                                                     1999     1998      1997
                                                    -------  -------  --------
     Net income (loss)............................. $34,605  $15,854  $ (9,850)
     Pro forma stock compensation expense, net.....  (6,836)  (3,545)   (2,056)
                                                    -------  -------  --------
     Pro forma net income (loss)................... $27,769  $12,309  $(11,906)
                                                    =======  =======  ========
     Pro forma basic earnings (loss) per share..... $  1.15  $   .54  $   (.55)
                                                    =======  =======  ========
     Pro forma diluted earnings (loss) per share... $  1.11  $   .54  $   (.55)
                                                    =======  =======  ========

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting periods. The pro forma effect on net income (loss) for fiscal 1999, 1998 and 1997 is not representative of the pro forma effect on net income (loss) in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996. Pro forma information in future years will reflect the amortization of a larger number of stock options granted in succeeding years.

  The fair value of the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997: risk-free interest rates of 5.04%, 5.55% and 6.10%, respectively; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock from .60 to .67; and expected life of the options of 4 years. These assumptions resulted in weighted-average fair values of $13.72, $6.63 and $7.30 for each stock option granted in 1999, 1998 and 1997, respectively.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options. The Company's employee stock options have characteristics significantly different from those of traded options such as vesting restrictions and extremely limited transferability. In addition, the assumptions used in option valuation models (see above) are highly subjective, particularly the expected stock price volatility of the underlying stock. Because changes in these subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not provide a reliable single measure of the fair value of its employee stock options.

  Entrega has a plan under which stock appreciation rights have been granted to certain of its employees or other associates. As of September 30, 1999, stock appreciation rights based on 12,872 shares were outstanding at a weighted average strike price of $10.88. The rights vest over a four-year period following the date of grant and certain of the rights vested in full upon the acquisition of Entrega by the Company. Compensation expense based upon the vested portion of these rights amounted to $346,000 in 1999.

  On February 28, 1997, the Company sold to Intel Corporation 2,516,405 newly issued shares of the Company's common stock (representing a 12.5 percent interest at the date of issuance) and a warrant to purchase an additional 1,509,903 newly issued shares of the Company's common stock. In consideration, the Company received net cash proceeds of $51,361,000. On February 18, 1999, Intel exercised its warrant and, pursuant to the terms of the warrant agreement, elected to receive 514,314 shares at no additional cost in lieu of purchasing 1,509,903 shares at an exercise price of $27.01. Concurrent with the warrant exercise, Xircom

                               XIRCOM, INC.

repurchased 514,314 shares of common stock held by Intel for a total price of $19,775,000, or $38.45 per share. As of September 30, 1999, Intel owned 2,516,405 shares of the Company's common stock.

  During fiscal 1997, the Company purchased 150,000 shares of Common Stock from a director of the Company, with substantially all of the proceeds contributed by the director to the Company as capital.

  The Company maintains a defined contribution 401(k) plan under which its U.S. employees are eligible to participate. Participants may make, within certain limitations, voluntary contributions based upon a percentage of their compensation. The Company makes matching contributions based on a participant's contribution up to a specified maximum percentage of the participant's contribution. Participants vest in the Company's contributions based on years of service. Company contributions were $370,000, $261,000 and $174,000 for fiscal 1999, 1998 and 1997, respectively. Entrega has similar defined contribution 401(k) plan for its U.S. employees. Entrega made no company contributions during the 1999 and 1998 fiscal years.

NOTE NINE: SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                  Fiscal Years
                                                                Ended September
                                                                       30
                                                                ----------------
                                                                 1999  1998 1997
                                                                ------ ---- ----
     Cash paid:
       Interest................................................ $  380 $ 74 $491
       Income taxes............................................ $7,535 $807 $ 82

  Net cash used in 1997 in discontinued operating activities of $5,984,000 was comprised of loss from discontinued operating activities of $6,501,000, depreciation and amortization of $1,777,000, deferred income taxes of $2,329,000 and change in net assets of discontinued operations of $1,069,000. Cash flows from investing activities of discontinued operations of $501,000 were the result of purchases of equipment and improvements.

NOTE TEN: COMMITMENTS AND CONTINGENCIES

  The Company leases its facilities and certain equipment under operating leases expiring on various dates through 2005. Rent expense was $1,693,000, $1,665,000 and $1,512,000 for fiscal 1999, 1998 and 1997, respectively. As of
September 30, 1999, minimum future rental payments under all noncancelable operating leases for facilities and equipment were as follows (in thousands):

                                                                       Operating
     Fiscal Year Ended September 30                                     leases
     ------------------------------                                    ---------
     2000.............................................................  $ 2,763
     2001.............................................................    2,515
     2002.............................................................    2,140
     2003.............................................................    2,053
     2004.............................................................    2,100
     Thereafter.......................................................    3,294
                                                                        -------
                                                                        $14,865
                                                                        =======

  Future minimum rentals to be received under noncancelable subleases as of September 30, 1999 totaled $269,000.

                               XIRCOM, INC.

  Under certain license agreements (see Note One), the Company is required to pay specified amounts of per unit royalties based on sales of certain of its products. Some of these agreements also contain minimum quarterly and annual volume requirements. Certain of these agreements expire on specific dates, others continue in effect as long as the technology is incorporated into the Company's products, and some can be terminated by either party after specified notice periods. Royalties under these agreements amounted to $594,000, $649,000, and $740,000 for fiscal 1999, 1998 and 1997, respectively.

  The Company is involved in certain claims and legal proceedings that arise in the normal course of business. Management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE ELEVEN: SEGMENT AND GEOGRAPHIC INFORMATION

  The Company operates in two industry segments within its business of the design, development, manufacture, marketing and support of mobile information access products for notebook computers and handheld devices. For management purposes, the Company is divided into two primary business segments: the "OEM" business, which includes operations specific to the Company's domestic and international original equipment manufacturer customers, and the "Branded" business, which includes operations specific to the Company's domestic and international distribution customers. The Company sells most of its products in each of its segments. The OEM business has a vice president who reports directly to the Senior Vice President of Worldwide Sales and Marketing ("SVP"), and the Branded business has three vice presidents, each of whom report directly to the SVP. The SVP reports directly to the Chief Executive Officer ("CEO"), who is the Chief Operating Decision Maker as defined by SFAS 131. The measures of profitability reviewed by the CEO for these segments consist of net sales, gross profit, and certain identifiable operating expenses. The majority of the Company's operating expenses are not allocated to these segments, but are treated as corporate expenses (unallocated). Fiscal year 1999, 1998 and 1997 revenues and expenses attributable to each business segment are presented in the table below. In addition, there is no allocation, direct or indirect, of assets and liabilities to these business segments. The Company had no inter-segment sales during the periods presented.

                                  XIRCOM, INC.

                                         Branded    OEM   Unallocated  Total
                                         -------- ------- ----------- --------
                                                    (in thousands)
Fiscal 1999
  Net sales............................. $350,379 $74,057  $    --    $424,436
  Cost of sales.........................  191,472  51,776       --     243,248
                                         -------- -------  --------   --------
    Gross profit........................  158,907  22,281       --     181,188
  Research and development expenses.....      --      --     24,557     24,557
  Sales and marketing expenses..........   72,720   3,863    10,765     87,348
  General and administrative expenses...      --      --     15,143     15,143
  In-process research and development
   and other nonrecurring charges.......      --      --      4,596      4,596
                                         -------- -------  --------   --------
    Total operating expenses............   72,720   3,863    55,061    131,644
                                         -------- -------  --------   --------
  Operating income (loss)...............   86,187  18,418   (55,061)    49,544
  Other income, net.....................      --      --      1,785      1,785
                                         -------- -------  --------   --------
  Income (loss) from continuing
   operations before income taxes....... $ 86,187 $18,418  $(53,276)  $ 51,329
                                         ======== =======  ========   ========
Fiscal 1998
  Net sales............................. $222,352 $54,595  $    --    $276,947
  Cost of sales.........................  133,791  45,586       --     179,377
                                         -------- -------  --------   --------
    Gross profit........................   88,561   9,009       --      97,570
  Research and development expenses.....      --      --     16,599     16,599
  Sales and marketing expenses..........   41,076   2,365     7,258     50,699
  General and administrative expenses...      --      --     10,757     10,757
                                         -------- -------  --------   --------
    Total operating expenses............   41,076   2,365    34,614     78,055
                                         -------- -------  --------   --------
  Operating income (loss)...............   47,485   6,644   (34,614)    19,515
  Other income, net.....................      --      --      4,191      4,191
                                         -------- -------  --------   --------
  Income (loss) from continuing
   operations before income taxes....... $ 47,485 $ 6,644  $(30,423)  $ 23,706
                                         ======== =======  ========   ========
Fiscal 1997
  Net sales............................. $167,212 $17,363  $    --    $184,575
  Cost of sales.........................  112,219  14,081       --     126,300
                                         -------- -------  --------   --------
    Gross profit........................   54,993   3,282       --      58,275
  Research and development expenses.....      --      --     12,799     12,799
  Sales and marketing expenses..........   39,170     220     3,622     43,012
  General and administrative expenses...      --      --      8,259      8,259
  In-process research and development...      --      --      2,163      2,163
                                         -------- -------  --------   --------
    Total operating expenses............   39,170     220    26,843     66,233
                                         -------- -------  --------   --------
  Operating income (loss)...............   15,823   3,062   (26,843)    (7,958)
  Other income, net.....................      --      --      3,172      3,172
                                         -------- -------  --------   --------
  Income (loss) from continuing
   operations before income taxes....... $ 15,823 $ 3,062  $(23,671)  $ (4,786)
                                         ======== =======  ========   ========

                               XIRCOM, INC.

  Two customers accounted for 20% and 10%, respectively, of net sales for fiscal 1999. In 1998 and 1997, a single customer accounted for 13% and 17%, respectively, of net sales. All such customers were in the branded business. Net sales to Intel were 2.0%, 2.6%, and 5.3% of total net sales for fiscal 1999, 1998 and 1997, respectively. Accounts receivable from Intel were 2.3% and 4.4% of total accounts receivable as of September 30, 1999 and 1998, respectively. Net sales are attributed to the following locations and were derived from the location of the Company's regional operating unit having invoiced the sale.

                                                          Fiscal Years Ended
                                                             September 30
                                                      --------------------------
                                                        1999     1998     1997
                                                      -------- -------- --------
                                                            (in thousands)
     United States................................... $213,490 $144,912 $ 98,677
     Belgium.........................................  151,811   90,017   53,941
     Singapore.......................................   57,032   42,018   31,957
     Other...........................................    2,103      --       --
                                                      -------- -------- --------
                                                      $424,436 $276,947 $184,575
                                                      ======== ======== ========

  Net sales from the Company's products as a percentage of total net sales were as follows:

                                                                   Fiscal Years
                                                                      Ended
                                                                   September 30
                                                                  --------------
                                                                  1999 1998 1997
                                                                  ---- ---- ----
                                                                  (percentage of
                                                                  total revenue)
     LAN Adapters................................................ 28%   30%  42%
     LAN+Modem................................................... 57%   48%  43%
     Modem....................................................... 10%   21%  11%
     Port expansion system products..............................  4%  -- % -- %
     Other.......................................................  1%    1%   4%

  Long-lived assets were located in the following countries:

                                                             September 30
                                                        -----------------------
                                                         1999    1998    1997
                                                        ------- ------- -------
                                                            (in thousands)
     United States..................................... $15,361 $ 8,261 $ 9,018
     Malaysia..........................................  22,297  17,784   7,514
     Other foreign countries...........................   2,878   1,238   1,287
                                                        ------- ------- -------
                                                        $40,536 $27,283 $17,819
                                                        ======= ======= =======

                               XIRCOM, INC.

NOTE TWELVE: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                           Quarter ended
                           -------------------------------------------------
                           Dec. 31 Mar. 31  June 30  Sept. 30    Fiscal Year
                           ------- -------- -------- --------    -----------
                               (in thousands, except per share data)
Fiscal 1999
  Net sales............... $98,498 $101,872 $108,439 $115,627     $424,436
  Gross profit............  39,434   43,229   46,805   51,720      181,188
  Net income..............   7,609    9,461    9,864    7,671(1)    34,605
  Diluted earnings per
   share.................. $   .30 $    .37 $    .39 $    .29(1)  $   1.35
Fiscal 1998
  Net sales............... $52,545 $ 64,134 $ 71,312 $ 88,956     $276,947
  Gross profit............  18,128   21,588   24,194   33,660       97,570
  Net income..............   2,430    3,002    3,763    6,659       15,854
  Diluted earnings per
   share.................. $   .11 $    .13 $    .16 $    .27     $    .68

--------

(1) In the fourth quarter of fiscal 1999, net income includes $3,309,000 or $0.13 per share for the write-off of in-process research and development and other non-recurring charges for future operating lease payments related to facilities to be vacated.

NOTE THIRTEEN: ACQUISITIONS

  On September 27, 1999, the Company purchased the Rex product line from Franklin Electronic Publishers Incorporated, a developer and marketer of handheld electronic reference products. The acquisition was accounted for as a purchase with the results of operations included in the Company's financial statements from the date of acquisition. Pro forma results for fiscal 1999 and 1998, assuming the acquisition occurred on October 1, 1997, would not be materially different from the results reported. Cash paid for the acquisition was $13,250,000, comprised of fair value of assets acquired of $15,618,000 less liabilities assumed of $2,368,000. Of the assets acquired, $2,232,000 ($1,607,000, net of tax benefit) was written off as in-process research and development, and $10,291,000 was recorded as goodwill and other intangible assets and classified as Other assets in the accompanying Supplemental Consolidated Balance Sheets. Amortization of intangibles is provided using the straight-line method over five years.

  In fiscal 1997, the Company purchased certain assets from Angia Communications, Inc., a developer and manufacturer of PC Card products. Cash paid for the acquisition in 1997 was $1,463,000 and was comprised of fair value of assets acquired of $2,463,000 net of liabilities assumed of $1,000,000. In connection with the purchase, the Company recorded a charge to operations of $2,163,000 ($1,514,000, net of tax benefit) for the write-off of in-process research and development.

  The amounts allocated to in-process research and development were based on established valuation techniques in the high technology industry. At the date of each acquisition mentioned above, the projects associated with the in-process efforts had not yet reached technological feasibility and the research and development in process had no alternative future uses. Accordingly, these amounts were expensed on the respective dates of each acquisition.

NOTE FOURTEEN: SUBSEQUENT EVENTS

 Acquisition of Entrega Technologies, Inc.

  On October 1, 1999, the Company completed its acquisition of Entrega. Incorporated in January 1998, Entrega designs and manufactures a selection of standardized devices for connecting peripherals to personal

                               XIRCOM, INC.

computers, including Universal Serial Bus hubs, port converters and cables that complement the Company's own product offerings. The acquisition will be accounted for as a pooling-of-interests. The Company issued 266,195 shares of its common stock in exchange for all of the outstanding shares of Entrega, and assumed and exchanged all options to purchase Entrega stock for options to purchase an aggregate of 76,914 shares of the Company's common stock. The Company also issued 142,397 shares of its common stock to repay certain indebtedness of Entrega. There were no intercompany transactions between the two companies.

  Separate financial information of the combined entities for fiscal 1999 and 1998 were as follows:

                                                      Xircom  Entrega  Combined
                                                     -------- -------  --------
                                                          (in thousands)
Fiscal 1999
  Net sales......................................... $408,890 $15,546  $424,436
  Operating income (loss)...........................   57,396  (7,852)   49,544
  Net income (loss).................................   43,004  (8,399)   34,605
  Total assets......................................  269,318   6,178   275,496
  Total liabilities................................. $ 85,179 $15,397  $100,576
Fiscal 1998
  Net sales......................................... $276,056 $   891  $276,947
  Operating income (loss)...........................   21,923  (2,408)   19,515
  Net income (loss).................................   18,321  (2,467)   15,854
  Total assets......................................  195,224   2,711   197,935
  Total liabilities................................. $ 58,506 $ 4,678  $ 63,184

  Separate diluted earnings per share for Xircom were $1.69 and $0.78 for fiscal 1999 and 1998, respectively.

 Registration Statement

  On November 5, 1999, the Company announced its intention to file a registration statement with the Securities and Exchange Commission for an underwritten public offering of approximately 3,500,000 shares of Common Stock. In the announcement, the Company indicated that it planned to file the registration statement during November 1999.

                         [LOGO OF XIRCOM APPEARS HERE]

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution

  The aggregate estimated (other than the registration fee) expenses to be paid by the Registrant in connection with this offering are as follows:

     Securities and Exchange Commission registration fee.............. $ 60,213
     NASD filing fee..................................................   22,160
     Fee for NASDAQ additional listing fee............................   17,500
     Accounting fees and expenses.....................................  100,000
     Legal fees and expenses..........................................  125,000
     Printing and engraving fees......................................  125,000
     Blue sky fees and expenses.......................................   10,000
     Transfer agent fees and expenses.................................   10,000
     Miscellaneous....................................................   80,127
                                                                       --------
       Total.......................................................... $550,000
                                                                       ========

ITEM 15. Indemnification of Directors and Officers of Xircom

  Articles of Incorporation

  Article IV of our Amended and Restated Articles of Incorporation provides that liability of the directors for monetary damages shall be eliminated to the fullest extent permitted by California law and that we are authorized to provide indemnification of directors, officers and other agents to the fullest extent permissible under California law. California law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

  . for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law,

  . for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director,

  . for any transaction from which the director derived an improper personal benefit,

  . for acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders,

  . for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders,

  . for transactions between the corporation and one or more of its directors or between the corporation and any corporation in which one or more of its directors has a material financial interest, or

  . for approving certain corporate actions including distributions to shareholders or committing the corporation to certain loans or guaranty as provided in Section 316 of the California General Corporation Law.

  Bylaws

  Article IV of our Bylaws provides that we will, to the maximum extent permitted by the California General Corporation Law, have power to indemnify any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or who was a director, officer, employee or agent of the corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any such person is or was an agent of the corporation.

  Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the corporation would have the power to indemnify the agent against such liability. We currently maintain liability insurance for our officers and directors.

  We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our Articles of Incorporation and Bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses, including attorney's fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Xircom, arising out of such person's services as a director or officer of Xircom, any subsidiary of Xircom or any other company or enterprise to which the person provides services at the request of Xircom.

  The form of proposed Underwriting Agreement to be filed as an Exhibit hereto includes provisions regarding the indemnification of our officers and directors against certain liabilities by the several Underwriters.

ITEM 16. Exhibits

  The following exhibits are filed herewith or incorporated by reference herein:

 Exhibit
 Number                              Exhibit Title
 -------                             -------------
  1.1    Form of Underwriting Agreement
  3.1++  Amended Articles of Incorporation of Xircom, Inc. (incorporated by reference to Exhibit 3.1 of the Company's report on Form 10-Q for the quarter ended March 31, 1992)
  3.2++  Bylaws of Xircom, Inc. (incorporated by reference to Exhibit 3.3 of
         Amendment No. 3 to the Company's registration statement on Form S-1,
         No. 33-45667)
  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
 23.1    Consent of Ernst & Young LLP, Independent Auditors
 23.2*   Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
         (included in Exhibit 5.1)
 24.1++  Power of Attorney of certain directors and officers of Xircom, Inc.
         (see page II-4)

--------
*To be filed by amendment.
++Previously filed.

ITEM 17. Undertakings

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Thousand Oaks, State of California, on November 19, 1999.

                                          XIRCOM, INC.

                                                   /s/ Dirk I. Gates
                                          By: _________________________________
                                                  Chairman of the Board
                                              President and Chief Executive
                                                         Officer


  Pursuant to the requirements of the Securities Act, this Amendment No.1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                 Name                          Title                  Date
                 ----                          -----                  ----

         /s/ Dirk I. Gates            President and Chief       November 19, 1999
 ____________________________________  Executive Officer
            Dirk I. Gates

                  *                   Chief Financial Officer   November 19, 1999
 ____________________________________  (Principal Financial
         Steven F. DeGennaro           and Accounting
                                       Officer)

                  *                   Director                  November 19, 1999
 ____________________________________
         Michael F. G. Ashby

                  *                   Director                  November 19, 1999
 ____________________________________
           Kenneth J. Biba

                  *                   Director                  November 19, 1999
 ____________________________________
            Gary J. Bowen
                  *                   Director                  November 19, 1999
 ____________________________________
           J. Kirk Mathews

                  *                   Director                  November 19, 1999
 ____________________________________
            Carl E. Russo

                  *                   Director                  November 19, 1999
 ____________________________________
         William J. Schroeder

                  *                   Director                  November 19, 1999
 ____________________________________
           Delbert W. Yocam

         /s/ Dirk I. Gates
 *By: ______________________________
           Attorney-in-Fact


                                 EXHIBIT INDEX

 Exhibit
 Number                              Exhibit Title
 -------                             -------------
  1.1    Form of Underwriting Agreement
  3.1++  Amended Articles of Incorporation of Xircom, Inc. (incorporated by reference to Exhibit 3.1 of the Company's report on Form 10-Q for the quarter ended March 31, 1992)
  3.2++  Bylaws of Xircom, Inc. (incorporated by reference to Exhibit 3.3 of
         Amendment No. 3 to the Company's registration statement on Form S-1,
         No. 33-45667)
  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
 23.1    Consent of Ernst & Young LLP, Independent Auditors
 23.2*   Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
         (included in Exhibit 5.1)
 24.1++  Power of Attorney of certain directors and officers of Xircom, Inc.
         (see page II-4)

--------
*To be filed by amendment.
++Previously filed.